


03027261



ANNUAL REPORT 2002

P.E 12-28-2002

JUL 17 2003

AR/S

PROCESSED
JUL 18 2003
THOMSON
FINANCIAL

VISION CENTER
A National Vision Eyecare Center
Inside Wal-Mart

THE OPTICAL SHOPPE
Inside Fred Meyer

NATIONAL VISION OPTICAL

CENTRO DE VISION



CRG/A

National Vision, Inc. is a retail optical company, with 518 vision centers throughout the United States and Mexico as of December 28, 2002. Our locations sell a wide range of optical products, including eyeglasses, contact lenses and sunglasses. We offer the services of optometrists at substantially all of our locations. These optometrists are typically independent of us and operate their own practices within our retail locations. To support our retail operations, we also operate two manufacturing and distribution centers.

	December 28, 2002	December 29, 2001
Wal★Mart vision centers in U.S.	399	400
Wal★Mart vision centers in Mexico	37	35
Fred Meyer vision centers	58	55
Military base vision centers	24	24
Freestanding stores	—	—
	518	514

The following map indicates the number and location of the Company's vision centers.



Dear Shareholders:

The past year has been a time of tremendous positive change for NVI. When NVI emerged from bankruptcy in 2001, many viewed the Company as a run-off business that would gradually lose Wal★Mart leases over the course of the next 12 years and eventually, when cash flows no longer supported our overheads, fade away.

Our Board of Directors and our new Management Team reject this view.

The Board of Directors and the new Management Team fundamentally believe that NVI has all the elements required to become a strong, enduring growth company, and we are actively, aggressively, and confidently working to achieve this goal.

Let's review the components that inspire this confidence.

— <u>Our Relationship with Wal★Mart</u>: Wal★Mart is the largest company in the world and is generally acknowledged as the greatest retailer of our age.

Every week, 100 million people walk into Wal★Mart. We have the privilege of being able to lease space at the very front of Wal★Mart and thus, take advantage of this unprecedented traffic flow.

Wal★Mart trusts NVI to operate in the front of their stores, and our already strong relationship with them has improved measurably over the past year.

— <u>Our Position in the Optical Industry</u>: The past decade has seen a large shift in the optical category away from the private ODs and mall chains toward the discount segment of the market. Wal★Mart and NVI have been the primary beneficiaries of this shift. We expect this shift to continue.

— <u>Our Estimate of Sales Growth Potential on the Base Wal★Mart Business:</u> We believe our underdevelopment in managed care (50% of the optical category, but 11% of NVI business), coupled with several large opportunities in our current operations, should allow us to grow our sales at rates above average category norms.

— <u>Our Ability to Deliver Strong Levels of Customer Service</u>: In a recent survey of 2,800 customers, 96% said they would "definitely" or "probably" return to NVI for their next purchase. These numbers are very strong relative to category norms.

— <u>The New Management Team</u>: NVI has gathered a management team committed to returning NVI to the growth trends of its early days.

I was attracted to NVI because I believed the Company had "the clay" required for aggressive growth. My background includes brand management at General Foods, 10 years in marketing, strategy, and new product development with LensCrafters, several years running Vision Express UK (a division of Europe's largest optical chain), and several years building and successfully selling a European Internet Company (called First Tuesday). I believe my skills combine big company structure and processes, exposure to the optical category in over 18 countries, new product development, and entrepreneurial experience. The appeal to me of NVI was that it required both the skills of running a large, established optical retailer and the skills of running a start-up. I've done both successfully, and I enjoy both.

With our new vision for the Company, we've been able to attract a stellar team of people who are committed to growth. I will mention two new management team members here. Bruce Steffey, our Senior Vice President of Operations, joined us from Zales Corp. where he presided over 760 stores, representing $1.1 billion in sales and 4,600 people. Paul Gross joined us as Senior Vice President of Marketing, Merchandising, and New Ventures. Paul's skills combine big company optical retailing experience (having spent a decade with me at LensCrafters) with start-up experience.

Bruce and Paul have both actively set about "getting the right people in the right boxes" on the organization chart in a way that has us poised for ongoing growth.

— STABILITY AND LENGTH OF SERVICE OF THE EXISTING CORE TEAM: Overall, there has been a lot of stability in the management ranks at NVI and thus, there is a tremendous reserve of talent and experience in the business. While we have selectively brought in new people and pruned away some of the weak points, we believe that the core is sound and good.

We have spent the last year focusing our efforts on our current Wal★Mart, Fred Meyer, and military businesses.
In the third quarter of last year, we began to implement a large number of changes centered around making it:

1. simpler and easier for our customer to buy,
2. simpler and easier for our associates to present our products, and
3. simpler and easier for our managers to manage.

Specifically this is what we have done to date (which we are categorizing as the "5Ps" — Pricing, Product, People, Partnership, and Philosophy).

— PRICING: NVI has historically bundled its frame and lens pricing together. Although this was more common a decade ago, most of the category has abandoned this form of pricing to improve the sale of higher margin lens products. In July we "unbundled" our frame and lens prices and have been happy with the outcome.

Additionally, we consolidated our frame pricing in the first quarter of 2003 to create $20 price differences between collections versus $10 differences — thus raising the average sale.

In addition, we started charging for the same-day service we provide. We did this primarily for productivity improvement, since an associate doing a same-day job in the lab cannot be serving the customer on the sales floor.

— PRODUCT: In the first quarter of 2003, we replaced 50% of our frame product with new product. In the process we substantially paired down the number of frame vendors and consequently received better pricing, better terms, and dramatically-improved returns policies. (We took a similarly beneficial approach of product replacement and vendor consolidation with our accessories collection.)

Additionally, we started displaying our product in such a way that all frames in a column are of the same brand. This made the product look sharper and also made it much easier and far less time-consuming for a store to adhere to its frame plan-o-gram.

In 2003, we intend to take the same approach of offering simplification and vendor consolidation to our lens offering and our contact lens offering.

— PEOPLE: Perhaps our most significant changes have been in the area of training and manpower planning. We began with the development of a "Code of Excellence" that detailed and codified the key interactions we wanted to occur with EVERY customer. We then developed training "Skill Practices" that are practiced every week in-store to model the expected behaviors.

Additionally, we implemented a systematic approach to field management skill development and assessment, which has been well-received by our Regional and District Managers.

We are now embarking on a detailed manpower assessment that should help us to ensure that the right people are in the right boxes.

Finally, we have overhauled our approach to scheduling our associates' time in the store to ensure that there are enough sales associates on the sales floor at the times of peak customer demand while concurrently optimizing the amount of hours by store volume class.

— PARTNERSHIP: We see the business as a series of concentric partnerships.

First and foremost are our partnerships with our Hosts: Wal★Mart, Fred Meyer, and the U.S. Military. We feel it is a privilege to be able to operate under their banner and a "TRUST" that is not to be abridged.

Next, comes our partnership with the doctors who practice nearby. Although it takes different forms, depending on the laws of the state, the partnership is both a medical and a business partnership. We fully share our neighboring ODs' responsibility to ensure that their patients and our customers get the right vision correction for their individual needs.

Additionally, we share the responsibility of helping them build a strong long-term durable practice filled with happy customers.

We have introduced a number of programs to foster communication, teamwork, and partnership with our ODs. As we rely on them, they rely on us, and the customer relies on both of us to work together to serve them well.

The third important partnership relationship has been with our vendors. We have learned a lot about this from benchmarking Wal★Mart, and we are trying to emulate Wal★Mart's practices of seeing vendors as a key resource to help build the business for mutual benefits.

Perhaps the biggest area where we expect these partnerships to bear fruit is in the area of managed care. We have started to partner with Wal★Mart to approach the market as one network together and with our ODs to ensure our respective plan offerings are well-coordinated. We expect these two partnerships to bear fruit for us in 2004 managed care results.

— PHILOSOPHY: We are embarking on a cultural transformation of the Company to dramatically increase each associate's responsibility for and accountability to either the end customer or the person who serves the end customer.

In addition, we have put in place a number of programs to ensure we are a gold standard "Listening Company" — a company that listens and actively responds to the needs of the frontline associates. I know that our frontline associates — who are the most important people to our Company's success, as they face the customer every day — believe that they are now being heard.

We have started to see sales results behind these programs and I believe that since the fourth quarter of 2002, our sales growth (in spite of much-diminished marketing spending on our Wal★Mart business) has been ahead of category trends.

Going forward, while not taking our eye off the base business, we plan to explore growth opportunities. We see these as taking two forms:

- EXPANSION OF OUR OPTICAL OFFERINGS INTO OTHER HOSTS: We have several ideas for other new hosts that we can expand into with tailored optical offerings.

- EXPANSION OF OUR WAL★MART RELATIONSHIP INTO OTHER SIMILAR AND COMPLEMENTARY CATEGORIES: We believe that Wal★Mart's traffic flow and its trust of our customer service provide us the opportunity to prudently test other consultative health offerings inside Wal★Mart. We are working now on plans to quickly and inexpensively verify consumer attraction to such offerings.

We inside the Company feel it is an exciting time to be at NVI — a time of aggressive, positive change that we believe will be the groundwork for strong growth years ahead.

I want to thank our associates for their hard work and our shareholders for their support as we turn our Company forward and upward.

Sincerely,



Reade Fahs
President and Chief Executive Officer

Selected Financial Data

(In thousands except vision center store count)

The following selected financial data of the Company for the years ended December 28, 2002, December 29, 2001, December 30, 2000, January 1, 2000 and January 1, 1999 are derived from the Company's Consolidated Financial Statements. The Company emerged from Chapter 11 on May 31, 2001 and implemented "fresh start" accounting as of June 2, 2001. Results of operations for the 3-day period from May 31, 2001 through June 2, 2001 were not material. In accordance with fresh start accounting, all assets and liabilities were restated to reflect their respective fair values. The consolidated financial statements after that date are those of a new reporting entity and are not comparable to the pre-confirmation periods. The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

	Successor		Predecessor			
	2002	Seven months ended December 29, 2001	Five months ended June 2, 2001	2000	1999	1998
	(1)	(1)(2)	(1)(2)(5)	(1)(4)(6)(7)	(1)(3)(6)	(1)
Retail sales, net	$ 244,860	$ 135,543	$ 120,557	$ 307,694	$ 329,055	$ 245,331
Premium revenue	2,160	—	—	—	—	—
Net sales	247,020	135,543	120,557	307,694	329,055	245,331
Cost of goods sold	112,446	61,488	57,404	143,458	147,768	112,929
Gross profit	134,574	74,055	63,153	164,236	181,287	132,402
Gross profit percentage	54.5%	54.6%	52.4%	53.4%	55.1%	54.0%
Selling, general & administrative expense	128,715	71,526	68,377	166,364	177,162	121,413
Impairment of long-lived assets	—	—	—	2,684	1,952	—
Restructuring expense	—	—	—	1,601	—	—
Operating income/(loss)	5,859	2,529	(5,224)	(6,413)	2,173	10,989
Interest expense, net	13,629	8,389	1,150	7,723	19,329	5,538
Earnings/(loss) before reorganization items and taxes	(7,770)	(5,860)	(6,374)	(14,136)	(17,156)	5,451
Reorganization expense/(gain)	—	—	(102,515)	121,539	—	—
Earnings/(loss) before taxes, extraordinary items and cumulative effect of a change in accounting principle	(7,770)	(5,860)	96,141	(135,675)	(17,156)	5,451
Income tax expense	—	—	—	—	—	2,037
Earnings/(loss) before extraordinary items and cumulative effect of a change in accounting principle	(7,770)	(5,860)	96,141	(135,675)	(17,156)	3,414
Extraordinary gain/(loss), net	1,566	—	17,182	(827)	(406)	—
Cumulative effect, net	—	—	—	(3,378)	—	—
Net earnings/(loss)	$ (6,204)	$ (5,860)	$ 113,323	$ (139,880)	$ (17,562)	$ 3,414
BALANCE SHEET DATA:						
Total assets	$ 151,022	$ 171,217	$ 186,688	$ 90,888	$ 220,219	$ 229,097
Current and long-term obligations	$ 109,706	$ 120,000	$ 123,000	$ 183,735	$ 151,902	$ 139,608
Shareholders' equity/(deficit)	$ 12,829	$ 19,274	$ 25,000	$ (113,323)	$ 26,557	$ 43,927
STATISTICAL DATA:						
Domestic vision centers open at end of period:						
Leased department vision centers	481	479	473	472	577	562
Freestanding vision centers	—	—	—	226	322	331
Average annual sales per Wal★Mart leased department vision center(8)	$ 547	$ 535	$ 535	$ 540	$ 527	$ 522
Average annual sales per other host leased department vision center(8)	$ 234	$ 245	$ 245	$ 248	$ 242	$ 176
Average annual rent per Wal★Mart leased department vision center(8)	$ 76	$ 71	$ 71	$ 68	$ 66	$ 63
Wal★Mart leased department vision centers converted to supercenters	14	7	4	13	5	5
Capital expenditures	$ 5,209	$ 2,750	$ 2,084	$ 5,379	$ 12,704	$ 9,183
Depreciation and amortization	$ 18,999	$ 11,425	$ 4,808	$ 17,526	$ 18,602	$ 14,177
EBITDA(9)	$ 24,858	$ 13,954	$ (416)	$ 11,113	$ 20,775	$ 25,166

(1) Financial information for all years presented includes results of international operations for the 12 months ended November 30. (See Note 2 to Consolidated Financial Statements.)

(2) The Company emerged from Chapter 11 on May 31, 2001 and implemented "fresh start" accounting as of June 2, 2001. Results of operations for the 3-day period from May 31, 2001 through June 2, 2001 were not material. In accordance with fresh start accounting, all assets and liabilities were restated to reflect their respective fair values. The consolidated financial statements after that date are those of a new reporting entity and are not comparable to the periods prior to emergence.

(3) In 1999, the Company recorded a $2.7 million provision for the write-off of certain receivables and an impairment of $1.9 million in connection with 36 under-performing vision centers. The receivables provision was included in selling, general and administrative expense.

(4) In 2000, the Company recorded an impairment provision for inventory and receivables at the freestanding locations totaling $1.1 million and $518,000, respectively. These items were included in cost of goods sold and selling, general and administrative expense, as appropriate.

(5) In 2001, the Predecessor Company recorded a $6.3 million provision for uncollectable receivables. Of this amount $2.9 million related to the ongoing host business. This expense was included in selling, general and administrative expense. In addition, the Predecessor Company recorded a $2.4 million provision for inventory. This expense was included in cost of goods sold.

(6) The Company incurred expenses for the impairment of certain long-lived assets and store closing costs prior to the Company's filing of Chapter 11 in April 2000.

(7) This represents the cumulative effect of a change in accounting principle for the adoption of SAB 101. (See Note 2 to the Consolidated Financial Statements.)

(8) For the purposes of calculating average annual sales and average annual rent, the Successor results for the seven months ended December 29, 2001 have been combined with the Predecessor results for the five months ended June 2, 2001.

(9) EBITDA is calculated as net earnings before interest, taxes, depreciation and amortization, extraordinary items, cumulative effect of a change in accounting principle, and reorganization items. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.") The following is a reconciliation of net earnings to EBITDA (amounts in thousands):

	Successor		Predecessor			
	2002	Seven months ended December 29, 2001	Five months ended June 2, 2001	2000	1999	1998
Net earnings / (loss)	$ (6,204)	$ (5,860)	$ 113,323	$(139,880)	$ (17,562)	$ 3,414
Addback:						
Interest expense, net	13,629	8,389	1,150	7,723	19,329	5,538
Reorganization expense / (gain)	—	—	(102,515)	121,539	—	—
Income tax expense	—	—	—	—	—	2,037
Extraordinary (gain) / loss, net	(1,566)	—	(17,182)	827	406	—
Cumulative effect, net	—	—	—	3,378	—	—
Depreciation and amortization	18,999	11,425	4,808	17,526	18,602	14,177
EBITDA	$ 24,858	$ 13,954	$ (416)	$ 11,113	$ 20,775	$ 25,166

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Company emerged from Chapter 11 on May 31, 2001 and implemented "fresh start" accounting as of June 2, 2001. Results of operations for the 3-day period from May 31, 2001 through June 2, 2001 were not material. In accordance with fresh start accounting, all assets and liabilities were restated to reflect their respective fair values. The consolidated financial statements after that date are those of a new reporting entity and are not comparable to the periods prior to emergence. However, for purposes of this discussion, the Successor results for the seven months ended December 29, 2001 have been combined with the Predecessor results for the five months ended June 2, 2001 and then compared to the Successor results for the fiscal year ended December 28, 2002 and the Predecessor results for the fiscal year ended December 30, 2000. Differences between periods due to fresh start accounting are explained when necessary. Results for these periods are summarized in the following table:

Consolidated Statements of Operations

(In thousands)

	Year Ended December 28, 2002	Year Ended December 29, 2001 (A)	Year Ended December 30, 2000
Retail sales, net	$ 244,860	$ 256,100	$ 307,694
Premium revenue	2,160	—	—
Total net sales	247,020	256,100	307,694
Cost of goods sold	112,446	118,892	143,458
Gross profit	134,574	137,208	164,236
Selling, general & administrative expense	128,715	139,903	166,364
Impairment of long-lived assets	—	—	2,684
Restructuring expense	—	—	1,601
Operating income / (loss)	5,859	(2,695)	(6,413)
Interest expense, net	13,629	9,539	7,723
Loss before reorganization items, taxes and extraordinary items	(7,770)	(12,234)	(14,136)
Reorganization expense / (gain)	—	(102,515)	121,539
Earnings / (loss) before taxes	(7,770)	90,281	(135,675)
Income taxes	—	—	—
Net earnings / (loss) before extraordinary item	(7,770)	90,281	(135,675)
Extraordinary gain / (loss), net of taxes	1,566	17,182	(827)
Cumulative effect, net of taxes	—	—	(3,378)
Net earnings / (loss)	$ (6,204)	$ 107,463	$(139,880)

(A) Represents the combined results of the Successor for the seven months ended December 29, 2001 and the results of the Predecessor for the five months ended June 2, 2001.

The Company's results of operations in any period are significantly affected by the number and mix of vision centers operating during such period. At December 28, 2002, the Company operated 518 vision centers, versus 514 vision centers at December 29, 2001 and 725 vision centers at December 30, 2000. The freestanding stores open at year end 2000 were disposed of during the first half of 2001. The following table sets forth information about the number and type of vision centers owned and operated by the Company as of the end of fiscal 2002, 2001 and 2000, respectively.

	December 28, 2002	December 29, 2001	December 30, 2000
Wal★Mart, domestic	399	400	397
Fred Meyer	58	55	56
Military	24	24	19
Wal★Mart de Mexico	37	35	27
Freestanding stores	—	—	226
TOTAL	518	514	725

Year Ended December 28, 2002 Compared to Year Ended December 29, 2001

NET SALES. The Company recorded net sales of $247.0 million in the Current Year versus $256.1 million in the Prior Year, a decrease of 3.5% or $9.1 million. This decrease is mostly attributable to the sale or closure of the Company's freestanding operations in the first half of 2001. These stores represented sales of $18.2 million in 2001. The offsetting sales increase of $9.1 million came from the following areas:

- $2.2 million of premium revenue from a managed care insurance product that the Company began selling in the Wal★Mart California vision centers during 2002, and
- a domestic comparable store sales increase of 2.0% and sales from new stores opened since the end of 2001.

Historically, the Company's in-store presentation of frame and lens options was based on a package price concept. The package price included a pair of base lenses, a frame and certain lens options. In July, the Company changed its presentation strategy by "unbundling" the package price so that pricing for frames and lenses are separately presented in the store. The new presentation is intended to be more clear, concise and customer-friendly and is similar to product and price presentation at a majority of our competitors' stores. After an initial orientation phase, the Company has experienced increases in the average spectacle transaction value and in spectacle unit count. Although we expect these positive trends to continue, we can provide no assurance regarding future average transaction value or spectacle unit count.

GROSS PROFIT. In the Current Year, gross profit dollars decreased by $2.6 million over gross profit dollars in the Prior Year. This decrease in gross profit dollars is primarily the result of the disposition of the Company's freestanding operations in the first half of 2001. The retail and insurance components of sales and gross profit for the Current and Prior Year are detailed below (in thousands):

	Year Ended December 28, 2002		Year Ended December 29, 2001	
Retail sales, net	$ 244,860	100.0%	$ 256,100	100.0%
Retail cost of goods sold	110,509	45.1%	118,892	46.4%
Retail gross profit	$ 134,351	54.9%	$ 137,208	53.6%
Premium revenue	$ 2,160	100.0%	$ —	—%
Claims expense	1,937	89.7%	—	—%
Insurance gross profit	$ 223	10.3%	$ —	—%
Total net sales	$ 247,020	100.0%	$ 256,100	100.0%
Total cost of goods sold	112,446	45.5%	118,892	46.4%
Total gross profit	$ 134,574	54.5%	$ 137,208	53.6%

Retail gross profit increased as a percent of sales in the Current Year. The Company experienced a shift in sales mix toward eyeglasses, coupled with an increase in eyeglass margins in the Current Year partially as a result of the Company's "unbundling" of frame and lens pricing. This margin improvement was offset by an increase in rent expense (which is a component of Gross Profit) for the Wal★Mart division. This was due to approximately 43 vision centers entering the "3-year option period" of the Wal★Mart lease. The option period effectively increases each location's minimum rent requirement. As of December 28, 2002, we have 126 vision centers in the three-year option period of the Wal★Mart lease. We expect this trend of increased rent to continue as additional Wal★Mart locations enter the "option period" of their lease. During 2002, the Company's effective rent percentage on the Wal★Mart store revenues was approximately 14%. Any significant shortfall in comparable store sales would have a negative impact on occupancy expense as a percent of sales. The Company cannot give any assurances that it will be able to continue to record comparable sales increases at these levels.

Insurance gross profit represents premium revenue less claims expense for a managed care insurance product that the Company began selling in the Wal★Mart California vision centers in the second quarter of 2002. We do not expect a significant change in insurance gross profit as a percent of premium revenue in future periods. The addition of the lower-margin managed care insurance product increases total revenues and gross profit dollars, but decreases total gross profit as a percent of total net sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ("SG&A EXPENSE"). SG&A expense (which includes both store operating expenses and home office overhead) decreased to $128.7 from the Prior Year amount of $139.9 million. This dollar decrease was primarily the result of lower payroll, depreciation and other expenses due to the above-mentioned disposition of the Company's freestanding operations in April 2001. Also, SG&A expense declined as a percentage of sales to 52.1% in the Current Year compared to 54.6% in the Prior Year. The percentage decrease in SG&A was the result of:

1) significant improvements in managed care processing which resulted in a decline in receivable write-offs of approximately $4.9 million in the Current Year;
2) a Prior Year Predecessor Company charge of $6.3 million for uncollectible managed care receivables ($2.9 million of which related to the ongoing host businesses); and
3) a reduction in advertising spending of approximately $3.2 million in the Current Year versus the Prior Year.

This decrease was partially offset by:

1) approximately $800,000 in incremental costs incurred for evaluating and implementing organizational changes. These costs are expected to continue in the first half of 2003 as we proceed with this process, and
2) increases in retail-level payroll costs, which increased approximately $4.9 million or 1.0% of sales over the Prior Year.

This payroll increase was due to 1) an increase in health and medical benefit costs and 2) an increase in rates in certain markets, where growing competition resulted in upward pressure on rates for optical personnel.

OPERATING INCOME. Operating income increased from a loss of $2.7 million in the Prior Year to income of $5.9 million in the Current Year primarily due to the disposition of the freestanding operations in April 2001. Operating income as a percentage of sales was 2.4% in the Current Year, compared to -1.1% in the Prior Year.

INTEREST EXPENSE. Interest expense in the Current Year represents a full year's worth of interest incurred on an average subordinated debt balance of $116 million. As a result of the Company's Chapter 11 proceedings, the Company did not accrue interest on subordinated debt until it emerged from Chapter 11 in May 2001.

REORGANIZATION GAIN. The reorganization gain of $102.5 million in 2001 is discussed in detail under "Year Ended December 29, 2001 Compared to Year Ended December 30, 2000."

INCOME TAXES. The Company incurred tax operating losses in 2002 and 2001. Resulting tax benefits have been offset by a valuation allowance as realization is considered unlikely.

EXTRAORDINARY GAIN, NET. During the Current Year, the Company repurchased notes with a face value of approximately $4.5 million for $3 million in cash, which included accrued interest of approximately $106,000. These transactions resulted in an extraordinary, non-cash gain of $1.6 million. The extraordinary gain in the Prior Year represents the gain on extinguishment of debt as recorded in fresh start accounting.

NET INCOME / (LOSS). The Company posted a net loss of $6.2 million in the Current Year versus net income of $107.5 million in the Prior Year. The current period variance is primarily the result of fresh start adjustments and the gain on extinguishments of debt recognized in May 2001 as the Company emerged from Chapter 11.

EBITDA. EBITDA is calculated as net earnings before interest, taxes, depreciation and amortization, extraordinary items, cumulative effect of a change in accounting principle and reorganization items. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.")

The following is a reconciliation of net earnings to EBITDA (in thousands):

	2002	2001
Net earnings / (loss)	$ (6,204)	$ 107,463
Addback:		
Interest expense, net	13,629	9,539
Reorganization expense / (gain)	—	(102,515)
Income tax expense	—	—
Extraordinary (gain) / loss, net	(1,566)	(17,182)
Cumulative effect, net	—	—
Depreciation and amortization	18,999	16,233
EBITDA	$ 24,858	$ 13,538

Three Months Ended December 28, 2002 Compared to the Three Months Ended December 29, 2001

Condensed consolidated results for the fourth quarter of 2002 and 2001 are included in the quarterly pro forma table on page 14. Both quarters shown are actual results. We are presenting a discussion of fourth quarter results as we believe it is relevant to the reader in conjunction with consideration and review of the quarterly financial results filed with the SEC for the first, second and third quarters of 2002. Significant variances are discussed below.

NET SALES. The Company recorded net sales of $61.5 million in the Current Three Months versus $57.2 million in the Prior Three Months, an increase of $4.3 million or 7.5%. This increase was primarily due to November programs that gave rise to a quarterly domestic comparable store sales increase of 5.5%. Premium revenue of approximately $0.8 million in the Current Three Months also contributed to the total net sales increase.

GROSS PROFIT. In the Current Three Months, gross profit dollars increased by $1.0 million over the Prior Three Months. Gross profit percentages declined from 52.6% in the Prior Three Months to 50.5% in the Current Three Months as the product mix shifted towards contact lenses and accessories, which have lower margins than eyeglass sales. Also, premium revenues, which have a gross profit margin of approximately 7 to 10%, contributed to the decline in gross profit percentage in the Current Three Months. Also, in connection with finalizing financial results for 2002, the Company recorded certain adjustments which had the effect of increasing cost of goods sold from levels preliminarily reported in a Form 8-K filed on April 10, 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ("SG&A"). SG&A expense (which includes both store operating expenses and home office overhead) increased from $30.1 million in the Prior Three Months to $31.4 million in the Current Three Months. Increases in compensation costs were a significant factor in the dollar increase in SG&A expense. More specifically, fourth quarter 2002 includes payroll cost in excess of $1 million related to a quarterly management incentive plan as well as approximately $400,000 of expenses related to a review of the Company's retail and support organization. Expenses for this project will continue into the first half of 2003, as we proceed with this process. SG&A expense decreased as a percent of sales from 52.7% in the Prior Three Months to 51.1% in the Current Three Months. This decline is partially due to:

1) significant improvements in managed care processing which resulted in a decline in receivable write-offs in the Current Three Months, and
2) a reduction in advertising spending in the Current Three Months versus the Prior Three Months.

The current year improvement in SG&A expense as a percent of sales was partially offset by increases in rent expense (which is a component of gross profit) as a percent of sales for the Wal★Mart division. This was due to approximately 46 vision centers entering the three-year option period of the Wal★Mart lease since the end of the Prior Year. The option period effectively increases each location's minimum rent requirement. We expect this trend of increased rent to continue as additional Wal★Mart locations enter the option period of their lease. During 2002, the Company's effective rent percentage on the Wal★Mart store revenues was approximately 14.0%. Any significant shortfall in comparable store sales would have a negative impact on occupancy expense as a percent of sales. The Company cannot give any assurances that it will be able to continue to record comparable sales increases at historical levels.

OPERATING INCOME. Operating income for the Current Three Months declined $0.5 million to a loss of $549,000 from a loss of $48,000 in the Prior Three Months primarily due to the shift in product mix as previously discussed.

INTEREST EXPENSE. Interest expense declined by $0.7 million in the Current Three Months to $3.0 million due to principal repayments and repurchases totaling $10.4 million since the Prior Three Months.

EXTRAORDINARY GAIN. The Company repurchased notes with a face value of approximately $2.8 million for $1.8 million in cash, which included accrued interest of approximately $20,000. These transactions resulted in an extraordinary, non-cash gain of $1.0 million in the Current Three Months.

NET LOSS. The Company's net loss in the Current Three Months was approximately $2.5 million compared to a net loss of $3.7 million in the Prior Three Months. This improvement of $1.2 million over the Prior Three Months is attributable to three factors:

1) strong operating performance in the Current Three Months, as evidenced by domestic comparable store sales growth of 5.5%;
2) decreases in interest expense due to reductions in the total outstanding debt; and
3) an extraordinary gain of approximately $1.0 million as we repurchased a portion of our senior subordinated debt at a discount.

Year Ended December 29, 2001 Compared to Year Ended December 30, 2000

NET SALES. The Company recorded net sales of $256.1 million in fiscal 2001, a decrease of 16.8% from sales of $307.7 million in fiscal 2000. Sales decreased due to the following reasons:

- In April 2001, the Company disposed of the remainder of its freestanding stores. These stores had sales of approximately $61 million in 2000 versus sales of $18 million in 2001.
- The Company closed all of its Sam's Club operations in the third quarter of 2000. These locations had sales of approximately $12 million in fiscal 2000.

Comparable store sales in the Company's Wal★Mart business declined 0.5% from levels recorded in the prior fiscal year. This decrease was partially offset by sales from 5 new stores opened in 2001.

GROSS PROFIT. In the Current Year, gross profit decreased to $137.2 million from $164.2 million in the prior year. This decrease in gross profit was primarily driven by a reduction in sales caused by the closure of the freestanding locations and the Sam's Club locations. Gross margin, as a percent of sales, increased to 53.6% from 53.4% in the Prior Year. Gross margin percentage was positively impacted by an increase in eyeglass margins, resulting from the introduction and repositioning of certain eyeglass lens items and additional price-point options placed on the frame boards. Also, the Company recorded a charge of approximately $2.6 million and $1.1 million to adjust inventory of the freestanding locations to its net realizable value in the Current Year and the Prior Year, respectively.

The current year improvement was partially offset by increases in rent expense (which is a component of gross profit) as a percent of sales for the Wal★Mart division. This was due to approximately 46 vision centers entering the three-year option period of the Wal★Mart lease since the end of the Prior Year. The option period effectively increases each location's minimum rent requirement. We expect this trend of increased rent to continue as additional Wal★Mart locations enter the option period of their lease. The Company believes that, on the basis of comparable store sales growth it has historically achieved over the five year period prior to 2001, occupancy expense under the Wal★Mart agreement as a percent of sales should not, in the foreseeable future, increase by more than one percentage point over levels recorded in 2001. During 2001, the Company's effective rent percentage on the Wal★Mart store revenues was approximately 13.5%. The Company cannot give any assurances that it will be able to continue to record comparable sales increases at these historical levels. Any significant shortfall in comparable store sales would have a negative impact on occupancy expense as a percent of sales.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE ("SG&A expense"). SG&A expense (which includes both store operating expenses and home office overhead) decreased to $139.9 million in the Current Year from $166.4 million for the Prior Year. The dollar decrease was primarily the result of lower payroll, depreciation and other expenses due to the above-mentioned store dispositions and closures. However, SG&A expense increased as a percent of sales from 54.1% in the Prior Year to 54.6% in the Current Year.

The percentage increase in SG&A expense was the result of

- the amortization of the newly established intangible value of contractual rights of approximately $4.4 million for the seven months ended December 29, 2001;
- a $6.3 million charge for uncollectible managed care receivables in the Predecessor Company ($2.9 million of which related to ongoing businesses);
- an increase in freestanding healthcare costs of approximately $1.0 million; and
- an increase in third party processing costs as a result of increased managed care sales and receipts. Third party processing costs as a percentage of sales are expected to increase as sales under managed care programs increase.

The percentage increase in SG&A expense was partially offset by

- a 1.7% decrease in retail and field supervision payroll costs as a percent of sales primarily due to the closure of the freestanding stores that had higher payroll costs as a percent of sales;
- a charge of approximately $0.5 million in the Prior Year to adjust accounts receivable in the Company's freestanding stores to net realizable value; and
- a reduction in total advertising expenditures in the Current Year due to the disposal of the Company's freestanding locations. Historically the Company's advertising expenditures for the freestanding locations have been in excess of 10% of sales, well in excess of expenditures as a percentage of sales for the domestic host businesses. Advertising for the Company's domestic host businesses in 2001 is up slightly from historical levels.

IMPAIRMENT LOSS AND RESTRUCTURING EXPENSE. In the first quarter of 2000, the Company recorded a non-cash pre-tax charge of approximately $2.7 million, primarily related to the impairment of leasehold improvements and furniture and fixtures of 91 stores which were closed prior to the Company's Chapter 11 filing. Also, the Company recorded a $1.6 million reserve for anticipated closing costs which was comprised of $1.4 million of lease termination costs and $0.2 million of severance and other closing costs.

OPERATING LOSS. The operating loss for the Current Year was $2.7 million compared to a loss of $6.4 million in the Prior Year. Operating loss as a percentage of sales prior to the restructuring reserve and the impairment loss was 1.1% in the Current Year, compared to a loss of 0.7% in the Prior Year. This improvement was primarily due to the closure of the freestanding locations and the Sam's Club locations.

INTEREST EXPENSE. Interest expense increased to $9.5 million compared to $7.7 million in the Prior Year. In the Prior Year, the Company stopped accruing interest on unsecured debt. The Company emerged from bankruptcy on May 31, 2001, and new senior notes in the amount of $120 million, bearing interest of 12%, were issued and the previous notes were cancelled. The new notes were outstanding for seven months in the current period and interest of approximately $8.4 million was accrued. Contractual interest for the Prior Year was $20.7 million.

REORGANIZATION ITEMS. The Company recorded all transactions incurred as a result of the Chapter 11 filing separately as reorganization items. There were no reorganization items recorded after June 2, 2001, as the Company emerged from bankruptcy. The table below summarizes the items incurred by the Predecessor Company (amounts in thousands):

	Five Months Ended June 2, 2001	Twelve Months Ended December 30, 2000
Fresh start adjustments(a)	$ (114,263)	$ —
Impairment of goodwill	—	100,805
Impairment of fixed assets	33	12,000
Provision for rejected leases	1,592	1,920
Loss on disposal of freestanding division	3,645	—
Other store closing costs	532	670
Retention plan	3,231	2,173
Professional fees	2,008	3,421
Letter of credit reserve on DIP Facility	197	—
Interest income on accumulated cash	(127)	(144)
Other reorganization costs	637	694
Reorganization (gain)/expense	$ (102,515)	$ 121,539

(a) The adjustments represent the elimination of Predecessor Company equity and the fair value adjustments that were made as part of fresh start accounting.

BENEFIT FOR INCOME TAXES. The Company generated operating losses for tax purposes in 2002. No income tax benefit has been recorded as realization is not considered probable.

EXTRAORDINARY ITEMS. In 2001, as part of the Company's emergence from bankruptcy, the Predecessor Company recognized an extraordinary gain of $17.2 million related to the extinguishment of debt. The gain was calculated as follows (amounts in thousands):

Net liabilities subject to compromise	$ 169,245
Deferred financing costs related to cancelled senior notes	(7,063)
Net liabilities extinguished	162,182
Less: Reorganized value	145,000
Gain on extinguishment of debt	$ 17,182

The 2000 results also include an extraordinary loss of $827,000 associated with the write-off of the capitalized costs of the Company's previous Foothill credit facility.

NET INCOME / (LOSS). The Company posted net income of $107.5 million in the Current Year versus a net loss of $139.9 million in the Prior Year. Of the 2001 net income of $107.5 million, $102.5 million results from a reorganization gain, as noted above.

EBITDA. EBITDA is calculated as net earnings before interest, taxes, depreciation and amortization, extraordinary items, cumulative effect of a change in accounting principle, and reorganization items. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.")

The following is a reconciliation of operating income to EBITDA (amounts in thousands):

	2001	2000
Net earnings / (loss)	$ 107,463	$ (139,880)
Addback:		
Interest expense, net	9,539	7,723
Reorganization expense / (gain)	(102,515)	121,539
Income tax expense	—	—
Extraordinary (gain) / loss, net	(17,182)	827
Cumulative effect, net	—	3,378
Depreciation and amortization	16,233	17,526
EBITDA	$ 13,538	$ 11,113

PROCEEDINGS UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

On April 5, 2000, the Company and ten of its subsidiaries (collectively, the "Debtors") filed voluntary petitions with the United States Bankruptcy Court for the Northern District of Georgia for reorganization under Chapter 11 (the "Chapter 11 Cases"). In March 2001, the Debtors filed a plan of reorganization (the "Plan") for the Chapter 11 Cases. The Plan was confirmed by the bankruptcy court on May 18, 2001. On May 31, 2001, after securing a new revolving credit facility with Fleet Capital Corporation, the Company emerged from bankruptcy.

Under the Plan, the Company's pre-petition unsecured claims were converted into new secured notes and common stock. The secured notes have a face value of $120 million, provide for the payment of interest of 12% twice a year at the end of March and September, and are subordinated to debt under the Company's credit facility. The notes are payable over eight years with principal repayments based on excess cash flow for the prior six month period. Five million shares of new common stock, par value $0.01, were issued, based on the Company's reorganization value. Under the Plan, former shareholders received no value for their interests, consequently, all common stock issued prior to emergence from bankruptcy was cancelled.

The Company's reorganization value was developed by the Company, the Official Committee of Unsecured Creditors and their respective financial advisors. The reorganization value was based on a calculation of the present value of the free cash flows under the Company's financial projections, including an assumption of a terminal value. Such projections were necessarily based on a variety of estimates and assumptions which might not be realized and are inherently subject to significant uncertainties and contingencies. Some assumptions inevitably will not materialize. The projections therefore should not be considered as a guarantee or other assurance of actual results.

The allocation of the Company's reorganization value is shown below (amounts in thousands):

Reorganized value:	
New Debt	$ 120,000
New Equity	25,000
Reorganization value	$ 145,000

In the allocation of the reorganization value, the Company's tangible and intangible assets were recorded at their assumed fair value. Intangible Value of Contractual Rights, approximating $113.6 million, was established as part of fresh start accounting and will be amortized over 15 years using the straight-line method. This intangible asset represents the value of the Company's lease agreement and the business relationship developed with Wal★Mart. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," this intangible is an amortizable asset because it has a finite useful life. However, the precise length of its life is subject to future change due to various reasons, including the Wal★Mart superstore conversions that automatically trigger extensions on the contractual life of the asset, possible changes and/or extensions to the Master Lease Agreement as well as other businesses that may be developed through our relationship with Wal★Mart. Based on projections, management believes that the best estimate of the useful life of this asset is 15 years. Due to the uncertainty involved in predicting the pattern of economic benefits realized from the Wal★Mart relationship, this asset is amortized using the straight-line method.

Historical Pro Forma Results of Ongoing Operations.

On April 20, 2001 the Predecessor Company completed the sale of its freestanding retail operations to Vista Acquisition LLC (the "Buyer"). We received consideration of approximately $7.0 million, consisting of $5.7 million in cash and a $1.3 million note receivable. The note receivable was fully reserved at the time of the sale, due to the low probability of collection. The assets sold consisted primarily of furniture, fixtures and inventory at approximately 200 freestanding locations and inventory and equipment at the Fullerton, California laboratory/distribution center. In a related transaction, the Company agreed to sell, subject to regulatory approval, to the Buyer its interest in a managed care subsidiary. The net book value of the assets of the subsidiary ($1.1 million) was fully reserved upon the agreement date as the Buyer took possession of these assets; however, the Company received no consideration from the Buyer for these assets and future receipt was uncertain. For purposes of the unaudited pro forma financial information, these transactions have been combined.

The following information presents the Company's results of operations for the retail store operations retained by the Company upon emergence from bankruptcy in June 2001. In addition to the exclusion of the freestanding store financial results, the pro forma information also excludes the financial results of other dispositions that occurred during the bankruptcy process, including the Sam's Club stores and Meijer Thrifty Acres stores. Accordingly, data for the first and second quarter of 2001 is presented on a pro forma basis as if all disposed operations were closed or disposed of as of the beginning of 2001. The pro forma information does not necessarily reflect actual results that would have occurred nor is it necessarily indicative of future results of operations of the Company without the closed or disposed operations. Costs related to the bankruptcy, reorganization and restructuring costs are excluded. (Amounts in thousands, except for store count and sales growth information.)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2002
Store count at end of period	516	518	518	518	518
Domestic comparable store sales growth	0.0%	1.0%	1.5%	5.5%	2.0%
Net sales	$ 61,873	$ 61,935	$ 61,745	$ 61,467	$ 247,020
Gross profit	$ 34,893	$ 34,255	$ 34,358	$ 31,068	$ 134,574
Operating income	$ 2,160	$ 2,008	$ 2,239	$ (549)	$ 5,859
Net loss	$ (1,420)	$ (1,556)	$ (753)	$ (2,475)	$ (6,204)
Capital expenditures	$ 796	$ 1,357	$ 825	$ 2,231	$ 5,209
Depreciation and amortization	$ 4,953	$ 4,868	$ 4,791	$ 4,387	$ 18,999

2001	Pro Forma First Quarter	Pro Forma Second Quarter	Third Quarter	Fourth Quarter	Pro Forma Fiscal 2001
Store count at end of period	502	503	505	514	514
Domestic comparable store sales growth	-0.5%	0.5%	0.0%	-0.5%	0.0%
Net sales	$ 60,906	$ 60,042	$ 59,741	$ 57,196	$ 237,885
Gross profit	$ 33,357	$ 33,699	$ 33,644	$ 30,100	$ 130,800
Operating income	$ 4,428	$ 789	$ 2,204	$ (48)	$ 7,374
Net earnings /(loss)	$ 3,689	$ (731)	$ (1,469)	$ (3,655)	$ (2,165)
Capital expenditures	$ 1,200	$ 1,100	$ 970	$ 1,445	$ 4,715
Depreciation and amortization	$ 2,817	$ 3,443	$ 4,979	$ 4,910	$ 16,149

Reconciliation to Pro Forma Results

A reconciliation of the quarterly results for the first and second quarters of 2001 from reported results to pro forma results is presented in the following tables (amounts in thousands):

	Three Months Ended March 31, 2001		
	As Reported	Adjustments	Pro Forma
Net sales	$ 74,735	$ 13,829 (d)	$ 60,906
Cost of goods sold	34,525	6,976 (d)	27,549
Gross profit	40,210	6,853	33,357
Selling, general & administrative	39,071	10,142 (d)	28,929
Operating income / (loss)	1,139	(3,289)	4,428
Interest expense, net	739	—	739
Loss before reorganization items, taxes, extraordinary item and cumulative effect of a change in accounting principle	400	(3,289)	3,689
Reorganization expense / (gain)	1,789	1,789 (e)	—
(Loss) / earnings before taxes, extraordinary item and cumulative effect of a change in accounting principle	(1,389)	(5,078)	3,689
Income taxes	—	—	—
Net earnings / (loss) before extraordinary item and cumulative effect of a change in accounting principle	(1,389)	(5,078)	3,689
Extraordinary (loss) / gain, net	—	—	—
Net earnings / (loss)	$ (1,389)	$ (5,078)	$ 3,689

	Three Months Ended June 30, 2001		
	As Reported(a)	Adjustments	Pro Forma
Net sales	$ 64,428	$ 4,386 (d)	$ 60,042
Cost of goods sold (b)	31,174	4,831 (d)	26,343
Gross profit	33,254	(445)	33,699
Selling, general & administrative (c)	39,244	6,334 (d)	32,910
Operating income / (loss)	(5,990)	(6,779)	789
Interest expense, net	1,520	—	1,520
Loss before reorganization items, taxes, extraordinary item and cumulative effect of a change in accounting principle	(7,510)	(6,779)	(731)
Reorganization expense / (gain)	(104,304)	(104,304) (e)	—
(Loss) / earnings before taxes, extraordinary item and cumulative effect of a change in accounting principle	96,794	97,525	(731)
Income taxes	—	—	—
Net earnings / (loss) before extraordinary item and cumulative effect of a change in accounting principle	96,794	97,525	(731)
Extraordinary (loss) / gain, net	17,182	17,182 (e)	—
Net earnings / (loss)	$ 113,976	$114,707	$ (731)

(a) For the three months ending June 30, 2001, represents the combination of the Predecessor Company's financial results for the two months ended June 2, 2001 and the Successor Company's financial results for the one month ending June 30, 2001.

(b) Includes a $2.6 million charge to reflect the net realizable value of certain inventories impacted by the sale of the freestanding operations.

(c) Includes a $6.3 million charge for uncollectible accounts receivable incurred by the Predecessor Company, $2.9 million of which related to host vision centers.

(d) Represents the results of the disposed operations that were either sold or closed during the restructuring of the Company.

(e) Reorganization items and the Extraordinary gain were expenses/gains recorded during the Company's Chapter 11 proceedings and are not expenses/gains of the Successor Company.

Year Ended December 28, 2002 Compared to the Pro Forma Year Ended December 29, 2001

The following table compares the year ended December 28, 2002 to the pro forma year ended December 29, 2001 (dollar amounts in thousands):

	Fiscal Year Ended	
	December 28, 2002	December 29, 2001
Domestic store comp %	2.0%	0.0%
Store count at end of period	518	514
Net sales	$ 247,020	$ 237,885
Gross profit	$ 134,574	$ 130,800
Operating income	$ 5,859	$ 7,374
Net earnings/(loss)	$ (6,204)	$ (2,165)
Capital expenditures	$ 5,209	$ 4,715
Depreciation and amortization	$ 18,999	$ 16,149

Other variances are discussed below:

- Net sales increased over the Pro Forma Prior Year primarily due to a 2.0% domestic comparable store sales increase and premium revenue of $2.2 million in the Current Year.
- Gross profit as a percent of sales decreased to 54.5% from 55.0% in the Pro Forma Prior Year. This percentage decrease was partially driven by $2.2 million in sales of a new managed care product in the Company's California Wal★Mart stores. This product has a profit margin of approximately 7 to 11% of sales, which served to increase the Company's gross profit dollars, but decreases gross profit as a percent of sales.
- Operating income declined in the Current Year primarily as a result of the amortization of Intangible Value of Contractual Rights and depreciation of revalued fixed assets, both of which were established during fresh start accounting. The incremental increase in these expenses was $3.8 million in the Current Year. This increase in expenses was partially offset by the Prior Year non-cash provision of $2.9 million related to receivables.
- SG&A expense increased due to an increase in payroll costs as a percent of sales primarily resulting from new store openings and an increase in benefit costs and payroll rates in certain markets where increased competition has resulted in upward pressure on rates for optical personnel. Also, in the fourth quarter of 2002, the Company incurred approximately $800,000 of consulting expenses and other organizational costs as part of our review of the retail and support organizations, processes and technology.

Use of Non-GAAP Financial Measures

We frequently refer to EBITDA in this Annual Report. EBITDA is calculated as net earnings before interest, taxes, depreciation and amortization, extraordinary items, cumulative effect of a change in accounting principle, and reorganization items as defined in our Senior Subordinated Debt agreement. We refer to EBITDA because:

- it is the basis for the calculation of the excess cash flow principal repayment under our senior notes; and
- it is a widely accepted financial indicator of a company's ability to service or incur indebtedness.

EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered an alternative to net income or to cash flow from operations (as determined in accordance with GAAP) and should not be considered an indication of our operating performance or as a measure of liquidity. EBITDA is not necessarily comparable to similarly titled measures for other companies.

Reconciliation of Non-GAAP Financial Measures

This table includes the reconciliation of net earnings to EBITDA of reported results to the historical pro forma results for the year ended December 29, 2001. EBITDA is calculated as net earnings before interest, taxes, depreciation, and amortization. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.")

	Twelve Months Ended December 29, 2001		
	As Reported (a)	Adjustments	Pro Forma
Net earnings / (loss)	$ 107,463	$ 109,628	$ (2,165)
Addback:			
Interest expense, net	9,539	—	9,539
Reorganization expense / (gain)	(102,515)	(102,515) (c)	—
Income tax expense	—	—	—
Extraordinary (gain) / loss, net	(17,182)	(17,182) (c)	—
Cumulative effect, net	—	—	—
Depreciation and amortization	16,233	84 (b)	16,149
EBITDA	$ 13,538	$ (9,985) (b)	$ 23,523

(a) Represents the combination of the Predecessor Company's financial results for the five months ended June 2, 2001 and the Successor Company's financial results for the seven months ending December 29, 2001.

(b) Represents the results of the disposed operations that were either sold or closed during the restructuring of the Company.

(c) Reorganization items and the extraordinary gain were expenses/gains recorded during the Company's Chapter 11 proceedings and are not expenses/gains of the Successor Company.

Summary of Lease Agreements

We have agreements governing our operations in host environments, such as Wal★Mart. Typically, each agreement is for a base term, followed by an option to renew for a specified length of time. The agreements provide for payments of minimum and percentage rent, and also contain customary provisions for leased department operations. The table below sets forth key data about each of these agreements:

Vision Centers Located In	No. of Units as of December 28, 2002	Length of Base Term (in years)	Length of Option Term (in years)	No. of Options Exercisable in Fiscal 2003
Wal★Mart	399	9	3	52
Fred Meyer	58	5	5	50
Wal-Mart de Mexico	37	5	2 or 1	13
Military Bases	24	2 or 5	—	10

Wal★Mart Vision Centers

Our agreement with Wal★Mart gives us the right to open 400 vision centers, the last of which opened in 2001. Our agreement with Wal★Mart also provides that, if Wal★Mart converts its own store to a supercenter (a store which contains a grocery department in addition to the traditional Wal★Mart store offering) and relocates our vision center as part of the conversion, the term of our lease begins again. During 2002, 14 locations were relocated, effectively renewing these leases. We expect approximately 16 leases to relocate to supercenters in 2003. As of December 28, 2002, we have 158 vision centers located in Wal★Mart supercenters. We believe that Wal★Mart may in the future convert many of its stores and thereby cause many of our leases to start again. We have received no assurances from Wal★Mart as to how many of their locations will ultimately be converted.

We have previously discussed with Wal★Mart possible amendments to our master license agreement. The parties have considered various proposals to restructure the master license agreement. At this time, the parties have not agreed to amend the master license agreement, which remains in effect. The Wal★Mart leases will accordingly expire as noted in the table below. The number of lease expirations indicated could decrease if there are future supercenter conversions.

The following table sets forth the number of leases for domestic Wal★Mart and Fred Meyer vision centers that expire each year, assuming the Company exercises all available options to extend the terms of the leases. This table includes 16 future Wal★Mart superstore conversions which are scheduled at this time.

Leases Expiring in Calendar Year

HOST COMPANY	2002	2003	2004	2005	2006	2007	2008	2009 AND THEREAFTER	TOTAL
Wal★Mart	6	31	41	40	52	58	29	143	400
Fred Meyer	—	—	—	—	—	—	58	—	58
Totals	6	31	41	40	52	58	87	143	458

Of the six Wal★Mart leases scheduled to expire in 2002, one location was closed in the first quarter of 2002 at the end of the original nine-year lease term. The remaining five leases expired on December 31, 2002, which fell in the Company's fiscal year 2003. These five leases represent annualized sales of approximately $3.3 million and annualized store-level cash flow of approximately $1 million. In 2003, 36 leases are scheduled to expire over the course of the year, including five closed on December 31, 2002; 13 in the first quarter, five in the second quarter, seven in the third quarter, and eleven in the fourth quarter. These stores represent annualized sales of approximately $16.6 million and annualized store-level cash flow of approximately $2.3 million. Store-level cash flow excludes corporate overhead and other costs not specifically attributable to individual stores. The Company anticipates that the results of stores which cease operations in 2003 will be shown as discontinued operations beginning in 2003.

As of March 7, 2003, we have closed 13 Wal★Mart vision centers in fiscal 2003. We are experiencing declining sales of approximately -25% in the final month of operations for stores that are closing. We also have incurred store closing costs, including severance related to the thirteen stores closed through March 7, 2003. Store closing costs average between $5,000 and $10,000 per vision center.

As of December 28, 2002, we had 126 vision centers that were operating in the three-year extension period of the Wal★Mart lease. We exercised our option to renew the leases for the three year extension period for 43 Wal★Mart vision centers in 2002. The base term for 52 vision centers expires in 2003, and we will need to determine which leases to extend. We expect to renew the leases for the vast majority of these vision centers. These decisions will be based on various factors, including sales levels, anticipated future profitability, increased rental fees in the option period, and market share.

Other Vision Centers

Our agreement with Wal★Mart de Mexico provides that each party will not deal with other parties to operate leased department vision centers in Mexico. (We have agreed to waive this restriction for the next five stores opened by Wal★Mart de Mexico.) This agreement also permits each party to terminate the lease for each vision center which fails to meet minimum sales requirements specified in the agreement. Under our agreement with Wal★Mart de Mexico, we have two options for two-year renewals, and one option for an additional one-year renewal, for each vision center.

Our agreement with Fred Meyer obligates us to exercise our renewal option as to all or none of these locations with the exception of five stores, which are covered by a separate agreement. This option must be exercised in 2003. We are currently discussing possible changes to this agreement with Fred Meyer.

Operating Strategies

The Company's "Vision" is to be the "Best Growth Retailer" operating in host environments. To achieve this vision, we are focused on a strategic process, which includes efforts to (1) maximize sales and cash flow from our Wal★Mart stores and other host retail operations, (2) selectively expand store operations in other host environments, and (3) test, develop, and create additional growth opportunities within Wal★Mart. More specifically, we are actively pursuing this vision through the following three steps:

STEP 1

Maximize sales and cash flow from our current base stores.

- Increase profits per store for base stores through same store sales increases and expense control.
- Shift to a more variable cost structure.
- Grow store count among existing brands, while continuing to hope for and enjoy vision center conversions to Wal★Mart supercenters, which extend the lease term of each affected vision center lease.

STEP 2

Grow in the optical industry, but outside our current host stores.

— Successfully identify and execute on new hosts and/or new concepts.

— Successfully identify and execute on new revenue lines.

STEP 3

Grow inside Wal★Mart, but outside optical.

— Partner with manufacturers who could benefit from a "consultative selling" environment for new product introductions inside Wal★Mart.

— Explore alternative business ideas with Wal★Mart and encourage execution on such ideas.

We cannot provide any assurances as to whether these measures will be successful.

During the second half of 2002 and the first quarter of 2003, we implemented numerous changes and initiatives in our existing host stores, which, we believe, will improve our long-term operations and profitability for the average store. Such changes and initiatives include the following:

1. In July, we changed the in-store presentation and pricing strategy of our frame and lens options by "unbundling" the package prices so that pricing for frames and lenses are separately presented in the store. The new presentation is clearer, more concise and customer-friendly and is similar to product and price presentation at optical stores managed by Wal★Mart. We believe this change has provided a small increase in average spectacle transaction value.
2. We instituted a partnership initiative with our independent doctors which includes business discussions and goal setting with objectives toward improving the working relationship between the retail optical store and the doctor's practice, as well as improving business results. This initiative is an ongoing process.
3. We broadened and improved our offerings related to our fourth quarter contact lens and holiday programs.

During the first half of 2003, we will continue to implement changes and initiatives that, in the opinion of management, will have a favorable long-term impact on the operations and profitability of our existing host stores. Some of the anticipated changes and initiatives may be summarized as follows:

1. New Frame Collection/Improved Price Points: We rolled out a new frame collection in January and February involving a change to 50% of the frames we carry. Through this process, we substantially reduced the number of frame vendors, consolidated certain price points and enhanced the presentation of the frames on the frame boards to make them more brand focused for the customer and easier to manage for our associates. As a result of this process, we expect to achieve an increase in gross profit margin as a percent of sales and an increase in average transaction value on frame sales.
2. Improvements to Store-level Operations: During our annual sales meeting in January, we introduced new improvements in store operating procedures, which include:
   (a) A "code of excellence" for all associates with a new training regimen which requires skill practice sessions on a weekly basis;
   (b) A revised store compensation plan, which is simpler in concept but shorter in duration, with payouts every two weeks;
   (c) A revised approach to store personnel scheduling based on a pre-determined hours matrix targeting required coverage based on store sales volume;
   (d) Added technology at store level, on an as-needed basis to enhance performance, including computer upgrades, voice mail and new printers; and
   (e) Improved management training for district and region managers.
3. Capitalizing on Managed Care Opportunities: During the first quarter of 2003, we neared completion of restructuring our approach to the managed care optical market segment. In 2002, managed care sales requiring reimbursement by plan payors represented approximately 11% of our domestic retail sales. Industry statistics indicate managed care sales are between 45% and 55% of optical industry sales (statistics exclude optometrist examination fees). The objective of these changes is to put ourselves in a better position to increase our share of sales in this market segment. We have engaged an outside consulting

firm with strong retail experience to assist us in this process. Through this process, the Company has also consulted with Wal★Mart, with the goal to explore alternatives that would allow both companies to work together in servicing this market segment. The components of this revised approach to the managed care segment may be summarized as follows:

(a) Increase plan participation and plan utilization, which will lead to greater sales growth;

(b) Increase participation by our optometrists and improve the teamwork between the optometrists and the retail associates, which will lead to increased plan participation and plan utilization;

(c) Develop faster, better, cheaper and easier in-store processes, which incorporate personal computer and web-based applications for eligibility verification and claims processing; this will enhance participation by our optometrists and lead to improved teamwork at the store level; and

(d) Continue improvement to our back office processing environment to accommodate sales growth and to facilitate collections of reimbursement amounts from payors.

We view the managed care market as the best opportunity for enhanced sales growth in our existing retail store operations.

4. Changes to Merchandising Presentation: During 2003, we will review all of our product offerings with an eye toward

   (a) improvement of product presentation;

   (b) enhancement of the pricing structure;

   (c) improvement in product margins;

   (d) simplification of associate presentation to customers; and

   (e) higher customer satisfaction.

As of the first quarter of 2003, we have completed the rollout of a new accessory collection that adds value to our customers purchasing eyewear. We plan to make changes to the contact lens inventories stocked in stores in June and July. In the second half of the year, we plan to test changes to our eyeglass lens offerings, as well.

5. Improvements in Store Support: On an ongoing basis, we continue to review alternatives to improve the way our labs and distribution centers support our stores. We will continue to pursue such changes in this area if such changes represent an improvement in our efficiency and quality of store support. We are currently testing taking lensmaking labs out of the stores and providing more cost effective service from our central labs. We expect to test this in approximately 50 stores by the end of the second quarter.

We cannot provide any assurances as to whether these changes and initiatives will improve our operations or profitability.

We are also looking at new growth opportunities that are similar to our existing optical business and that allow for leveraging existing competencies, capacities and relationships. These growth opportunities represent new areas in which we do not currently have an operating business. In order to create new business opportunities, our strategic focus is to leverage existing strengths acquired in operating our host retail optical stores. The Company is considering the creation of a retail business with both a product and service component, consultation from a professional services expert and a store model within a host environment. We are considering options including health, wellness and beauty-related services, which require consultative selling, managed care, and medical competencies and customer support services similar to those required in the optical industry. As part of our efforts, we are working with Wal★Mart to investigate potential growth vehicles. We can provide no assurances, however, (a) that Wal★Mart or any other host operator will permit us to test new concepts in their stores, (b) that any such test will be successful, or (c) that we will be able to develop a profitable line of business arising out of any such test.

Under the indenture governing the Company's senior notes, the Company can engage in businesses that are "the same, similar or reasonably related to" the businesses engaged in by the Company as of the date the Company emerged from bankruptcy. In the fourth quarter of 2002, certain holders of the Company's senior notes (who also own a significant percentage of the Company's common stock) notified the Company that on the basis of this limitation in the indenture, they objected to the Company's engaging in lines of business outside of retail vision centers. The Company has engaged in discussions with these holders. We believe that, to date, the Company has complied with the provisions of the indenture, and the Company intends to continue to comply with these provisions. It is possible, however, that the indenture could prohibit the Company from engaging in business opportunities it is exploring or may explore in the future, or that there could be a dispute with these bondholders regarding the applicability of those provisions. These same holders have also objected to the Company's repurchase of senior notes outside of the mandatory redemption provisions of the indenture. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.")

The Company is operating one hearing center inside one of our Wal★Mart vision centers. We believe that, consistent with our indenture, we may engage in this line of business.

In the fourth quarter, we initiated a review of the Company's retail and support organizations, store and home office processes and the technology that supports both. As part of our review process, we have engaged an outside consulting firm to assist us. Our initial focus will be on our Wal★Mart vision centers in three areas: 1) optimizing store employee and doctor scheduling, 2) simplifying and improving the processing of managed care transactions at the store and in the retail support center, and 3) simplifying and improving the customer order and delivery process. We expect to begin implementing changes in processes, systems and possibly in staffing levels in 2003.

The outside consulting firm will also assist us in complying with new requirements under the Health Insurance Portability and Accountability Act ("HIPAA"). We will continue to incur expenses and make capital expenditures in 2003 in order to comply with these regulations.

Liquidity and Capital Resources

Our capital needs have been for operating expenses, capital expenditures, the repayment of principal on the Senior Subordinated Notes and interest expense. Our sources of capital have been cash flow from operations.

It is the Company's intent to use excess cash for its ongoing operations, repurchase of notes, and repayment of principal on the Company's outstanding debt. As of March 7, 2003, the Company's remaining unused availability under its credit facility with Fleet, after being reduced for letter of credit requirements, has increased slightly to approximately $1.8 million from $1.7 million at December 28, 2002. At December 28, 2002, the Company had no borrowings under its credit facility, and had letters of credit of $4.4 million outstanding. The Company believes that cash generated from operations and funds available under the credit facility will be sufficient to satisfy its cash requirements through 2003.

The Company made a principal redemption payment on the Senior Subordinated Notes of approximately $2.9 million on February 28, 2003 to bond holders of record on February 13, 2003. The Company also made principal redemption payments of $4.2 million on August 28, 2002 and $1.6 million on February 28, 2002. These redemptions are based on the requirements of the indenture and are made at 100% of par. Each principal redemption payment is based on the results for the six-month period ending in June or December, respectively.

Subsequent to the issuance of the Company's 2001 financial statements, the Company's management determined that certain revisions to the 2001 financial statements were required. All 2001 information herein reflects the restated amounts. An effect of the restatement was to adjust the calculation of working capital under the indenture for purposes of determining the excess cash flow payment for the cumulative period from June 2, 2001 through December 28, 2002. The effect of this adjustment was to increase the cumulative payments of excess cash flow during this same period, by approximately $950,000. Our indenture expressly provides that, in the event of a restatement which affects a previously made excess cash flow payment, the next payment of excess cash flow otherwise due is appropriately adjusted so that the under or over payment is corrected. The Company accordingly expects that, subject to the minimum cash requirements and other provisions of the indenture, it will increase its next cash flow payment in August 2003 by approximately $950,000. The Company can provide no assurances that such a payment will in fact be made. (See Note 8 to the Consolidated Financial Statements.)

In addition, the Company made an interest payment of approximately $6.8 million from existing cash balances on September 27, 2002. The next scheduled interest payment of approximately $6.4 million was made on March 28, 2003.

During the third quarter of 2002, the Company's Board of Directors authorized the Company to spend up to $3 million in cash to repurchase (in private, unsolicited transactions) the Company's Senior Subordinated Notes, within a rolling twelve-month period. The initial twelve-month rolling period started in August 2002. These repurchases have been made on individually negotiated discounts to par. As of December 28, 2002, the Company had repurchased Notes with a face value of $4.5 million for $3.0 million in cash (which included $106,000 of accrued interest), resulting in a non-cash, extraordinary gain of $1.6 million.

Certain holders of the Company's senior notes have objected to these repurchases at a discount. The Company has engaged in discussions with these holders and believes that it has the legal right to continue to repurchase the notes. The Board of Directors is evaluating various means of continuing these repurchases. The Company may seek to repurchase notes in private transactions or other means, including a broader offer to the holders, but can give no assurances as to whether such repurchases will take place or as to the timing, duration or amount of any such repurchases. Depending on the nature or amount of these transactions, the Company may need the consent of its commercial lender.

In 2001, we opened our 400th vision center in the domestic Wal★Mart environment, as provided for in our Wal★Mart master license agreement. In 2003, we do not expect to open additional vision centers in the domestic Wal★Mart environment.

During 2002, we converted 14 Wal★Mart vision centers to supercenters. In 2003, we expect to convert approximately 16 of our existing Wal★Mart vision centers to supercenters. Each supercenter conversion requires expenditures of approximately $60,000 to $80,000. The Company opened 5 vision centers in host environments other than domestic Wal★Mart during 2002.

FUTURE COMMITMENTS

The table below sets forth the Company's contractual obligations:

	Payments due by fiscal year						
	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt obligations						$ 109,706	$ 109,706
Operating lease obligations	$ 27,328	$ 20,900	$ 13,301	$ 7,406	$ 4,595	$ 7,414	$ 80,944
Purchase obligations	$ 300						$ 300

The Company's senior subordinated debt agreement provides for semi-annual principal repayments based on the results of operations for the six-month periods ended in June and December.

INFLATION

Although the Company cannot determine the precise effects of inflation, it does not believe inflation has had a material effect on its domestic sales or results of operations. The Company cannot determine whether inflation will have a material long-term effect on its sales or results of operations.

As a result of inflation in prior years, the Company has in the past adjusted its retail pricing. Further pricing adjustments are contingent upon competitive pricing levels in the marketplace. Management is monitoring the continuing impact of these inflationary trends.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss the consolidated financial statements of National Vision, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its estimates and judgments and incorporates any changes in such estimates and judgments into the accounting records underlying the Company's consolidated financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. (For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements.)

REVENUE RECOGNITION

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the SEC's view in applying generally accepted accounting principles to selected revenue recognition issues. The Company defers revenue recognition until delivery of the product by estimating the value of transactions in which final delivery to the customer has not occurred at the end of the period presented. The amount of cash received at the time the customer's order is placed is recorded as a deposit liability and is presented within accrued liabilities. These estimates are based on historical trends and take into consideration current changes in the Company's manufacturing and distribution process.

Premium revenue is earned from HMO memberships and services. Revenue from premiums is recognized over the life of the policy as the related services are rendered.

Management must make estimates of potential returns and replacements of all or part of the eyewear sold to a customer. We analyze historical remake and warranty activity, consider current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of our estimate of these costs. Differences may result in the amount and timing of revenue and related costs for any period if management made different judgments or utilized different estimates.

ALLOWANCE FOR UNCOLLECTIBLE RECEIVABLES UNDER REIMBURSEMENT PLANS

Managed care accounts receivable are recorded net of contractual allowances and reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the Company's receivables are due from health care plans or third-party administrators located throughout the United States. Approximately 11% of the Company net sales from ongoing businesses relate to products sold to customers that ultimately will be funded in full or in part through private insurance plans, third party insurance administration programs or government reimbursement programs such as Medicare and Medicaid. Failure by the Company to accurately file for reimbursement on a timely basis with these programs can have an adverse effect on the Company's collection results which, in turn, will have an adverse effect on liquidity and profitability.

Estimates of our allowance for uncollectible receivables are based on our historical billing and collection experience. Changes in our billing and collection processes, changes in funding policies by insurance plans and changes in our sales mix within insurance plans may have a material effect on the amount and timing of our estimated expense requirements.

ACCOUNTING FOR INVENTORY

The Company's inventories are stated at the lower of weighted average cost or market.

In most cases, the expected sales value (i.e., market value) of the Company's inventory is higher than its cost. However, as the Company progresses through a selling season, certain slow-moving merchandise may be removed from stores and returned to the Company's distribution center to be sold below cost in secondary markets. As a result, there is a high degree of judgment and complexity in determining the market value of such inventories. For inventory on hand, the Company estimates the future selling price of its merchandise, given its current selling price and its planned promotional activities, and provides a reserve for the difference between cost and the expected selling price for all items expected to be sold below cost.

The Company conducts physical inventory counts for a selection of store locations on a periodic basis through the course of the fiscal year and adjusts the Company's records to reflect the actual inventory counts. Inventory in the Company's distribution center is counted near the end of the fiscal year. As all locations are not counted as of the Company's reporting dates, the Company provides a reserve for inventory shrinkage based principally on historical inventory shrinkage experience.

FRESH START ACCOUNTING

In accounting for the effects of the reorganization, the Company adopted "fresh start" accounting principles as contained in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 was applicable because pre-reorganization shareholders received none of the Company's new common stock and the reorganization value of the assets of the Successor company was less than the total pre-petition liabilities allowed plus post-petition liabilities. SOP 90-7 also requires that, at the time of fresh start accounting, the Company early-adopt all accounting principles that will be required within the twelve months following fresh start accounting.

Fresh start accounting principles require that we determine the reorganization value of the reorganized Company. The Company's reorganization value was developed by the Company, the Official Committee of Unsecured Creditors and their respective financial advisors. The reorganization value was based on a calculation of the present value of the free cash flows under the Company's financial projections, including an assumption of a terminal value. Such projections were submitted to the bankruptcy court and to creditors for review and objection as part of the Company's disclosure statement accompanying the Plan.

Valuation of Long-Lived and Intangible Assets

Our most significant intangible asset is the Intangible Value of Contractual Rights, which was established as part of the Company's adoption of fresh start accounting in May 2001. This intangible asset, which has a value of $101.7 million at December 28, 2002, represents the value of the Company's lease agreement with Wal★Mart and the business relationship therein created. In accordance with SFAS No. 142, this intangible is an amortizable asset because it has a finite useful life. However, the precise length of its life is not known due primarily to the Wal★Mart superstore conversions that automatically trigger extensions on the contractual life of the asset. Based on our projections, our best estimate of the useful life of this asset is 15 years. Due to the uncertainty involved in predicting the pattern of economic benefits realized from the Wal★Mart relationship, we amortize this asset using the straight-line method.

We assess the impairment of all identifiable intangibles and long-lived assets on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include (1) a significant underperformance of vision center operations relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of Company assets or the strategy for our overall retail optical business; (3) significant negative industry or economic trends; (4) a significant decline or adverse change in the rate or geographic concentration of Wal★Mart host store relocations or superstore conversions; and (5) a permanent adverse change in cash flows generated by an operation.

If we determine that the carrying value of intangibles or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected cash flow model. If the projected cash flows are not in excess of the book value of the related asset, we measure the impairment based on a projected discounted cash flow method. Significant management judgment is required regarding the existence of impairment indicators as discussed above. Future events could cause us to conclude that impairment indicators exist and that long-lived assets or intangible assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. Based on our review of our intangible and other long-lived assets as of December 28, 2002, no impairment was determined to exist.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as equipment depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

The Company emerged from Chapter 11 Bankruptcy on May 31, 2001. As part of our plan of reorganization, the Company's capital structure was highly leveraged with $120 million of senior subordinated notes providing for interest at 12% per annum. Before, during and after the bankruptcy process, the Company incurred significant net operating losses ("NOL") that result in tax loss carry-forwards. A portion of these carry-forwards are subject to limitations under Section 382 of the Internal Revenue Code.

Generally accepted accounting principles require that we record a valuation allowance against the deferred tax asset associated with this NOL if it is "more likely than not" that we will not be able to utilize it to offset future taxes. We have provided a full valuation allowance against this deferred tax asset because our high leverage will make it difficult for us to become profitable, and our historical high leverage substantially contributed to our failure to achieve profitability. We currently provide for income taxes only to the extent that we expect to pay cash taxes for current income.

It is possible, however, that we could be profitable in the future at levels which cause management to conclude that it is more likely than not that we will realize all or a portion of the NOL carry forward. Upon reaching such a conclusion, we would immediately record the estimated net realizable value at a rate equal to our combined federal and state effective rates. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period, although our cash tax payments would remain unaffected until the benefit of the NOL is utilized.

Self-Insurance Accruals

We self-insure estimated costs associated with workers' compensation claims and group medical liabilities, up to certain limits. Insurance reserves are established based on actuarial estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Trends in actual experience are a significant factor in the determination of such reserves. We believe our estimated reserves for such claims are adequate; however, actual experience in claim frequency and/or severity could materially differ from our estimates and affect our results of operations.

Other Accounting Policies

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in selecting any available alternative, which would not produce a materially different result. See our audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by generally accepted accounting principles.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for annual and interim periods ending after December 15, 2002. As the Company has elected not to change to the fair value-based method of accounting for stock-based employee compensation, SFAS No. 148 will not have any impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other." FIN 45 requires footnote disclosures of the guarantees or indemnification agreements a company issues. With certain exceptions, these agreements will also require a company to prospectively recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for financial statements of the interim or annual periods ending after December 15, 2002. The Company does not anticipate that the adoption of FIN No. 45 will have a material impact on its consolidated financial position, results of operations, or cash flows. Additionally, adoption of FIN No. 45 had no impact on the Company's 2002 financial statement footnote disclosures.

In September 2002, the FASB issued Emerging Issue Task Force ("EITF") Issue 02-16, "Accounting By A Customer (Including A Reseller) For Cash Consideration Received From A Vendor" which addresses the accounting treatment for vendor allowances. In accordance with the adoption of EITF Issue 02-16 on December 29, 2002, the Company expects to record a charge for a cumulative effect of a change in accounting principle of between $300,000 and $500,000, in the first quarter of fiscal 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. Beginning in fiscal 2003, as vision centers are closed, including lease expirations under the Wal★Mart master license agreement, any costs associated with the closure or disposal will be recorded at fair value when the liability is incurred. Adoption of this statement is required at the beginning of fiscal year 2003.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13, and Technical Corrections." One of the major changes of this statement is to change the accounting for the classification of gains and losses arising from the extinguishment of debt. Upon adoption of SFAS No. 145, the Company will follow APB 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to the rescission of SFAS No. 5, "Accounting for Contingencies", shall be applied in fiscal years beginning after May 15, 2002 with early application encouraged. The Company plans to adopt SFAS No. 145 in the beginning of fiscal 2003, which will result in future period gains or losses on extinguishment of debt being presented as other income versus as extraordinary items.

Risk Factors

This Form 10-K contains a number of statements about the future. It also contains statements which involve assumptions about the future. All these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our expectations or belief concerning future events, including any statements regarding future sales levels, the continuation of historical trends, and the Company's liquidity. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements.

We do not know whether the forward-looking statements made in this Annual Report will prove to be correct. Please see our Report on Form 10-K for fiscal 2002 for a list of factors which may cause these statements to be incorrect. These factors could also have a negative impact on our results.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the potential change in an instrument's value caused by, for example, fluctuations in interest and currency exchange rates. The Company's primary market risk exposures are interest rate risk and the risk of unfavorable movements in exchange rates between the U.S. dollar and the Mexican peso. Monitoring and managing these risks is a continual process carried out by senior management, which reviews and approves the Company's risk management policies. We manage market risk on the basis of an ongoing assessment of trends in interest rates, foreign exchange rates, and economic developments, giving consideration to possible effects on both total return and reported earnings. The Company's financial advisors, both internal and external, provide ongoing advice regarding trends that affect management's assessment. The Company's operations are not considered to give rise to significant market risk.

Interest Rate Risk

The Company borrows long-term debt under our credit facility at variable interest rates. (See Note 8 to Consolidated Financial Statements.) We therefore incur the risk of increased interest costs if interest rates rise. At December 28, 2002, the Company had no outstanding borrowings under its credit facility. The Company's interest cost under its Senior Notes is fixed at 12% through the expiration date of the Senior Notes, due 2009.

Foreign Currency Risk

The Company's division in Mexico operates in a functional currency other than the U.S. dollar. The net assets of this division are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders' equity. Such translation resulted in unrealized losses of $274,000 in 2002 and unrealized income of $144,000 in 2001. Historically, the Company has not attempted to hedge this equity risk.

Disagreements on Accounting and Financial Disclosure

Effective May 15, 2002 the Board of Directors, upon the recommendation of the Audit Committee, dismissed the independent accountants of the Company, Arthur Andersen LLP, and appointed Deloitte & Touche LLP as the Company's new independent accountants. This matter was previously reported on Form 8-K filed May 21, 2002.

Consolidated Balance Sheets

(In thousands, except share information)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 9,020	$ 9,846
Accounts receivable (net of allowance: 2002 – $1,031; 2001 – $2,377)	2,164	3,908
Inventories	17,928	18,621
Other current assets	979	583
Deferred income tax asset	975	3,681
Total current assets	31,066	36,639
PROPERTY AND EQUIPMENT:		
Equipment	19,876	17,049
Furniture and fixtures	7,833	6,878
Leasehold improvements	6,709	6,008
Construction in progress	1,360	1,061
	35,778	30,996
Less accumulated depreciation	(17,786)	(6,996)
Net property and equipment	17,992	24,000
OTHER ASSETS AND DEFERRED COSTS (net of accumulated amortization: 2002 – $658; 2001 – $259)	1,004	1,332
INTANGIBLE VALUE OF CONTRACTUAL RIGHTS (net of accumulated amortization: 2002 – $11,934; 2001 – $4,360)	100,960	109,246
	$ 151,022	$ 171,217
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,445	$ 3,935
Accrued expenses and other current liabilities	24,067	24,712
Current portion of long-term debt	3,824	1,597
Total current liabilities	31,336	30,244
DEFERRED INCOME TAX LIABILITY	975	3,296
SENIOR SUBORDINATED NOTES	105,882	118,403
COMMITMENTS AND CONTINGENCIES (Note 10)	—	—
SHAREHOLDERS' EQUITY:		
Preferred stock, $1 par value; 5,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 10,000,000 shares authorized, 5,084,400 and 5,000,000 shares issued and outstanding at December 28, 2002 and December 29, 2001, respectively	50	50
Additional paid-in capital	25,097	24,940
Deferred stock compensation	(124)	—
Retained deficit	(12,064)	(5,860)
Accumulated other comprehensive income/(loss)	(130)	144
Total shareholders' equity	12,829	19,274
	$ 151,022	$ 171,217

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share information)

	Successor		Predecessor	
	Year ended December 28, 2002	Seven Months ended December 29, 2001	Five Months ended June 2, 2001	Year Ended December 30, 2000
Retail sales, net	$ 244,860	$ 135,543	$ 120,557	$ 307,694
Premium revenue	2,160	—	—	—
Net sales	247,020	135,543	120,557	307,694
Cost of goods sold	112,446	61,488	57,404	143,458
Gross profit	134,574	74,055	63,153	164,236
Selling, general & administrative expense	128,715	71,526	68,377	166,364
Impairment of long-lived assets	—	—	—	2,684
Restructuring expense	—	—	—	1,601
Operating income/(loss)	5,859	2,529	(5,224)	(6,413)
Interest expense, net	13,629	8,389	1,150	7,723
Loss before reorganization items, taxes, extraordinary item and cumulative effect of a change in accounting principle	(7,770)	(5,860)	(6,374)	(14,136)
Reorganization expense/(gain)	—	—	(102,515)	121,539
Earnings/(loss) before taxes, extraordinary item and cumulative effect of a change in accounting principle	(7,770)	(5,860)	96,141	(135,675)
Income taxes	—	—	—	—
Net earnings/(loss) before extraordinary item and cumulative effect of a change in accounting principle	(7,770)	(5,860)	96,141	(135,675)
Extraordinary gain/(loss), net	1,566	—	17,182	(827)
Cumulative effect of a change in accounting principle	—	—	—	(3,378)
Net earnings/(loss)	$ (6,204)	$ (5,860)	$ 113,323	$(139,880)
Basic and diluted earnings/(loss) per share:				
Earnings/(loss) before extraordinary item and cumulative effect	$ (1.55)	$ (1.17)	$ 4.54	$ (6.41)
Extraordinary gain/(loss), net	0.31	—	0.81	(0.04)
Cumulative effect, net	—	—	—	(0.16)
Net earnings/(loss) per share	$ (1.24)	$ (1.17)	$ 5.35	$ (6.61)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity/(Deficit)

(In thousands, except share information)

	Common Stock		Additional Paid-in	Deferred	Retained Earnings/	Accumulated Other Comprehensive	Comprehensive	
	Shares	Amount	Capital	Compensation	(Deficit)	Income/(loss)	Income	Total
Predecessor Company:								
Balance, January 1, 2000	21,179,103	$ 211	$ 47,387	$ —	$ (16,968)	$ (4,073)		$ 26,557
Cancellation of shares	(10,000)							
Net loss					(139,880)		$ (139,880)	(139,880)
Comprehensive income							$ (139,880)	
BALANCE, December 30, 2000	21,169,103	$ 211	$ 47,387	$ —	$ (156,848)	$ (4,073)		$ (113,323)
Net income through June 2, 2001					113,323		$ 113, 323	113,323
Comprehensive income							$ 113,323	
Elimination of prior equity	(21,169,103)	(211)	(47,387)		43,525	4,073		—
BALANCE, June 2, 2001	—	$ —	$ —	$ —	$ —	$ —		$ —
Successor Company:								
Distribution of new common shares — June 2, 2001	5,000,000	$ 50	$ 24,950	$ —	$ —	$ —		$ 25,000
Stock issuance costs			(10)					(10)
Net loss, June 3 through December 29, 2001					(5,860)		$ (5,860)	(5,860)
Cumulative translation adjustment						144	144	144
Comprehensive income							$ (5,716)	
BALANCE, December 29, 2001	5,000,000	$ 50	$ 24,940	$ —	$ (5,860)	$ 144		$ 19,274
Net loss					(6,204)		$ (6,204)	(6,204)
Cumulative translation adjustment						(274)	(274)	(274)
Comprehensive income							$ (6,478)	
Restricted stock awards	84,400		157	(157)				
Amortization of deferred compensation — restricted stock				33				33
BALANCE, December 28, 2002	5,084,400	$ 50	$ 25,097	$ (124)	$ (12,064)	$ (130)		$ 12,829

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Successor		Predecessor	
	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
Cash flow from operating activities:				
Net income/(loss)	$ (6,204)	$ (5,860)	$ 113,323	$ (139,880)
Adjustments to reconcile cash to net income/(loss):				
Depreciation & amortization	18,999	11,425	4,808	17,526
Impairment of long-lived assets	—	—	—	2,684
Restructuring reserve	—	—	—	1,601
Reorganization items	—	—	11,748	121,539
Cumulative effect	—	—	—	3,378
Fresh start adjustments	—	—	(114,263)	—
Extraordinary item	(1,566)	—	(17,182)	827
Other	627	256	(259)	1,181
Changes in operating assets & liabilities				
Accounts receivable	1,744	636	5,177	(1,480)
Inventories	693	1,245	4,083	5,026
Other current assets	396	142	597	1,171
Accounts payable	(490)	2,187	1,210	9,351
Accrued expenses and other current liabilities	(1,075)	(5,218)	322	(4,335)
Total adjustments	19,328	10,673	(103,759)	158,469
Net cash provided by operating activities	13,124	4,813	9,564	18,589
Cash flow from investing activities:				
Proceeds from sale of property & equipment	—	—	5,656	—
Purchase of property & equipment	(5,209)	(2,750)	(2,084)	(5,379)
Net cash (used in)/provided by investing activities	(5,209)	(2,750)	3,572	(5,379)
Cash flow from financing activities:				
Advances on revolver	7,378	112,855	125,063	305,751
Payments on revolver	(7,378)	(115,855)	(134,975)	(312,132)
Principal payments on subordinated debt	(5,797)	—	—	—
Repurchases of subordinated debt	(2,932)	—	—	—
Deferred financing costs	—	(286)	(125)	(715)
Stock issuance costs	—	(10)	—	—
Principal payments on other long-term debt	(12)	(86)	—	(934)
Net cash (used in) financing activities	(8,741)	(3,382)	(10,037)	(8,030)
Net increase/(decrease) in cash	(826)	(1,319)	3,099	5,180
Cash, beginning of period	9,846	11,165	8,066	2,886
Cash, end of period	$ 9,020	$ 9,846	$ 11,165	$ 8,066

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization and Operations

National Vision, Inc., formerly known as Vista Eyecare, Inc. (the Company), is engaged in the retail sale of optical goods and services. The Company is largely dependent on Wal★Mart Stores, Inc. (Wal★Mart) for continued operation of vision centers which generate a significant portion of the Company's revenues. (See Note 6 — "Wal★Mart Master License Agreement and Other Agreements".)

The Company emerged from Chapter 11 on May 31, 2001 and adopted "fresh start" accounting. (See Note 4 — "Bankruptcy Proceedings and Fresh Start Adjustments".)

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company operates on a 52/53 week retail calendar with the fiscal year ending on the Saturday closest to December 31. Pursuant to such calendar, financial information for fiscal 2002, 2001, and 2000 is presented for the respective 52-week periods. Due to various statutory and other considerations, international operations do not operate on this 52/53 week calendar. To allow for more timely consolidation and reporting, international operations (approximately 2% of net revenues) are reported using a twelve-month fiscal year ending November 30.

Fresh Start Accounting

Upon emergence from bankruptcy, the Company adopted "fresh start" accounting in accordance with AICPA Statement of Position 90-7 ("SOP 90-7"). As a result, all assets and liabilities were restated to reflect their respective fair values. The consolidated financial statements after emergence are those of a new reporting entity (the "Successor") and are not comparable to the financial statements of the pre-confirmation company (the "Predecessor"). A black line has been drawn in the financial statements to distinguish Predecessor and Successor Company results. (See Note 4 — "Bankruptcy Proceedings and Fresh Start Adjustments.") SOP 90-7 also requires that, at the time of fresh start accounting, the Company early-adopt all accounting principles that will be required within the twelve months following fresh start accounting.

The Company's plan of reorganization in the Chapter 11 Cases provides that, as claims of creditors are resolved, the Company will make periodic distributions of its new common stock and notes. As of December 28, 2002, the Company has made nine such distributions, for a total of approximately 4,348,000 shares of new common stock and approximately $104.5 million face amount of new notes. The balance of approximately 652,000 shares of new common stock and approximately $15.5 million face amount of new notes is part of a disputed claim reserve and will be distributed as and when disputed claims are resolved. The common stock and senior notes remaining in the disputed claim reserve are considered issued and outstanding for accounting purposes. Interest expense on the senior notes remaining in the claim reserve is accrued for and paid to the trustee for ultimate distribution to claimholders when disputed claims are resolved.

Revenue Recognition

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB 101 summarizes the SEC's view in applying generally accepted accounting principles to selected revenue recognition issues. The Company defers revenue recognition until delivery of the product by estimating the value of transactions in which final delivery to the customer has not occurred at the end of the period presented. Cash received prior to final delivery of the product is reflected as a deposit liability within accrued liabilities. These estimates are based on historical trends and take into consideration current changes in the Company's manufacturing and distribution process.

Premium revenue is earned from HMO memberships and services. Revenue from premiums is recognized over the life of the policy as the related services are rendered.

Cost of Goods Sold

The Company recognizes cost of product sold to retail customers when the sales transaction is complete and revenue is recognized. Periodically, the Company receives purchase discounts or reduced pricing on inventory purchases; these reductions in the normal purchase price are accounted for in the weighted average cost of inventory.

Cash and Cash Equivalents

The Company considers cash on hand and short-term cash investments to be cash and cash equivalents. The Company's policy is to maintain uninvested cash at minimal levels. Cash includes cash equivalents which represent highly liquid investments with a maturity of one month or less. The Company restricts investment of temporary cash investments to financial institutions with high credit standings.

Receivables Under Reimbursement Plans

Managed care accounts receivable are recorded net of contractual allowances and are reduced by an allowance for amounts that may become uncollectible. Substantially all of the Company's receivables are due from health care plans and programs located throughout the United States. Estimates of our allowance for uncollectible receivables are based on our historical collection experience, historical and current operating, billing and collection trends.

Inventory

The Company's inventories are stated at the lower of weighted average cost or market.

In most cases, the expected sales value (i.e., market value) of the Company's inventory is higher than its cost. However, as the Company progresses through a selling season, certain slow-moving merchandise may be removed from stores and returned to the Company's distribution center to be sold below cost in secondary markets. As a result, there is a high degree of judgment and complexity in determining the market value of such inventories. For inventory on hand, the Company estimates the future selling price of its merchandise, given its current selling price and its planned promotional activities, and provides a reserve for the difference between cost and the expected selling price for all items expected to be sold below cost.

The Company conducts physical inventory counts for a selection of store locations near the end of each fiscal quarter and adjusts the Company's records to reflect the actual inventory counts. The Company's distribution center is counted near the end of the fiscal year. As all locations are not counted as of the Company's reporting dates, the Company provides a reserve for inventory shrinkage based principally on historical inventory shrinkage experience.

Property and Equipment

Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the assets' estimated useful lives or terms of the related leases, whichever is shorter. Accelerated depreciation methods are used for income tax reporting purposes. For financial reporting purposes, the useful lives used for computation of depreciation range from five to ten years for equipment, from three to nine years for furniture and fixtures, from three to six years for hardware and software related to information systems processing, and from five to nine years which approximate the remaining lease term for leasehold improvements. At the time property and equipment are retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Maintenance and repairs are charged to expense as incurred. Replacements and improvements are capitalized.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards, ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and amends APB Opinion No. 51, "Consolidated Financial Statements." SFAS No. 144 retains many of the requirements of SFAS No. 121 and the basic provisions of APB Opinion No. 30; however, it establishes a single accounting model for long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 upon implementation of fresh start accounting as required by SOP 90-7. Management reviewed the Company's long-lived assets and has determined that there are no assets requiring impairment loss recognition as of December 28, 2002.

BALANCE SHEET FINANCIAL INSTRUMENTS: FAIR VALUES

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and current portion of long-term debt approximate fair value because of the immediate or short-term maturity of these financial instruments.

The fair value of the Company's long-term debt is determined using the closing price on the most recent trade date prior to December 28, 2002 on the American Stock Exchange.

	Carrying Value	Fair Value
Long-term debt	$105,882	$ 53,805

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The risk is limited due to the large number of individuals and entities comprising the Company's customer base.

INTANGIBLE VALUE OF CONTRACTUAL RIGHTS

The Company's most significant intangible asset is the Intangible Value of Contractual Rights, which was established as part of the Company's adoption of "fresh start" accounting in May 2001. This intangible asset, which has a gross carrying amount of $113.6 million and accumulated amortization of $12.0 million at December 28, 2002, represents the value of the Company's lease agreement with Wal★Mart and the business relationship therein created. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," this intangible is an amortizable asset because it has a finite useful life. However, the precise length of its life is not known due primarily to the Wal★Mart superstore conversions that automatically trigger extensions on the contractual life of the asset. Based on our projections, our best estimate of the useful life of this asset is 15 years. Due to the uncertainty involved in predicting the pattern of economic benefits realized from the Wal★Mart relationship, the Company amortizes this asset using the straight-line method.

Amortization expense on the Intangible Value of Contractual Rights was $7.6 million for the year ended December 28, 2002 and $4.4 million for the seven months ended December 29, 2001. Future amortization expense for each of the five succeeding years is as follows:

2003	$ 7,454
2004	$ 7,526
2005	$ 7,526
2006	$ 7,526
2007	$ 7,526

As described in Note 4, the Company emerged from bankruptcy on May 31, 2001. In December 2002, the Company realized net income tax benefits of $712,000 generated by the predecessor company. In accordance with the provisions of SOP 90-7, these net benefits have been recorded as a reduction in the value of the Intangible Value of Contractual Rights.

The Company assesses the impairment of all identifiable intangibles and long-lived assets on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include (1) a significant underperformance of vision center operations relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of Company assets or the strategy for our overall retail optical business; (3) significant negative industry or economic trends; (4) significant decline or adverse change in the rate or geographic concentration of Wal★Mart host store relocations or superstore conversions; and (5) a permanent adverse change in cash flows generated by an operation.

If we determine that the carrying value of intangibles or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on an undiscounted projected cash flow model. If the projected undiscounted cash flows are not in excess of the book value of the related asset, we measure the impairment based on a projected discounted cash flow method. Significant management judgment is required regarding the existence of impairment indicators as discussed above. Based on our review of our intangible and other long-lived assets as of December 28, 2002, no impairment of these assets was determined to exist.

Income Taxes

Deferred income taxes are recorded using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes are provided for depreciation, inventory basis differences, and accrued expenses where there is a temporary difference in recording such items for financial reporting and income tax reporting purposes. Before, during and after the bankruptcy process, the Company incurred significant net operating losses ("NOL") that result in tax loss carry-forwards. A portion of these carry-forwards are subject to limitations under Section 382 of the Internal Revenue Code.

In accordance with the provisions of SFAS 109, "Accounting for Income Taxes," a valuation allowance is recorded against any net deferred tax assets if it is "more likely than not" that we will not be able to utilize it to offset future taxes. Due to the size of the NOL carry-forward in relation to our history of unprofitable operations and the continuing uncertainties surrounding the profitability of our ongoing retail businesses, we provide a full valuation allowance for the net deferred tax asset. We currently provide for income tax only to the extent that we expect to pay taxes.

Accounting for Stock Options

The Company applies the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Stock option awards continue to be accounted for in accordance with APB Opinion No. 25. In October 2001, the Company granted stock options to eligible employees. Because the number of shares to be issued and the per share strike price are not subject to uncertainty, this stock option plan qualifies for fixed accounting treatment. As a result, the Company does not record compensation expense in connection with the granting of these stock options.

Had compensation cost for the plan been determined based on the fair value at the grant date for awards in 2002, 2001, and 2000 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in thousands except per share information):

	Successor		Predecessor	
	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
As reported:				
Net earnings/(loss)	$(6,204)	$ (5,860)	$ 113,323	$ (139,880)
Pro Forma:				
Compensation expense	$ 53	$ 4	$ (4,312)	$ 1,912
Pro Forma:				
Net earnings /(loss)	$(6,257)	$ (5,864)	$ 117,635	$ (141,792)
As reported:				
Earnings/(loss) per share	$ (1.24)	$ (1.17)	$ 5.35	$ (6.61)
Pro forma compensation expense per share	(0.01)	—	0.21	(0.09)
Pro forma earnings/(loss) per share	$ (1.25)	$ (1.17)	$ 5.56	$ (6.70)

Basic and diluted earnings per share are the same for each period presented.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used in the model:

	Successor		Predecessor	
	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
As reported:				
Dividend yield	0.00%	0.00%	(a)	0.00%
Expected volatility	172%	217%	(a)	142%
Risk free interest rates	3.0%	4.50%	(a)	5.1%
Expected lives (years)	3.4	6.7	(a)	5.0

(a) *No options were granted during this period.*

Other Assets and Deferred Costs

Other assets and deferred costs include capitalized financing costs which are being amortized using a method that approximates the effective interest yield method over periods from one to seven years to correspond with the terms of the underlying debt. In addition, certain capitalized assets resulting from contractual obligations are included and are being amortized over periods of up to five years.

Self-Insurance Accruals

The Company self-insures estimated costs associated with workers' compensation claims and group medical liabilities, up to certain limits. Insurance reserves are established based on actuarial estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Trends in actual experience are a significant factor in the determination of such reserves. We believe our estimated reserves for such claims are adequate; however, actual experience in claim frequency and/or severity could materially differ from our estimates and affect our results of operations.

Advertising and Promotion Expense

Production costs of future media advertising and related promotion campaigns are deferred until the advertising events occur. All other advertising and promotion costs are expensed over the course of the year in which they are incurred. Advertising expense, net of cooperative advertising credits, for the year ended December 28, 2002, the seven months ended December 29, 2001, the five months ended June 2, 2001, and the year ended December 30, 2000 was approximately $3.2 million, $2.8 million, $3.6 million and $12.2 million, respectively.

Interest Expense, Net

Interest expense includes interest on debt and capital lease obligations, purchase discounts on invoice payments, the amortization of finance fees, and the amortization of the discount on the subordinated debt.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities of our foreign operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation gains or losses are deferred in accumulated other comprehensive income, a separate component of shareholders' equity.

Derivative Instruments and Hedging Activities

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 in 2001 had no impact on the Company's financial statements as the Company does not hold derivative instruments, nor participate in any hedging activities.

Other Comprehensive Income

Other comprehensive income is defined as net income and other changes in stockholders' equity from transactions other than those involving stockholders and net income. The Company's only source of other comprehensive income is the cumulative translation adjustment from its operations in Mexico. The Predecessor Company's cumulative other comprehensive income was eliminated as part of fresh start accounting on June 2, 2001.

Use of Estimates

The preparation of these financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its estimates and judgments and incorporates any changes in such estimates and judgments into the accounting records underlying the Company's consolidated financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

3. Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of SFAS No. 123. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The provisions of SFAS No. 148 are effective for annual and interim periods ending after December 15, 2002. As the Company has elected not to change to the fair value-based method of accounting for stock-based employee compensation, SFAS No. 148 will not have any impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires footnote disclosures of the guarantees or indemnification agreements a company issues. With certain exceptions, these agreements will also require a company to prospectively recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for financial statements of the interim or annual periods ending after December 15, 2002. The Company does not anticipate that the adoption of FIN No. 45 will have a material impact on its consolidated financial position, results of operations, or cash flows. Additionally, adoption of FIN No. 45 had no impact on the Company's 2002 financial statement footnote disclosures.

In September 2002, the FASB issued Emerging Issue Task Force ("EITF") Issue 02-16, "Accounting By A Customer (Including A Reseller) For Cash Consideration Received From A Vendor" which addresses the accounting treatment for vendor allowances. In accordance with the adoption of EITF Issue 02-16 on December 29, 2002, the Company expects to record a change for a cumulative effect of a change in accounting principle of between $300,000 and $500,000 in the first quarter of fiscal 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. As vision centers are identified for closure beginning in fiscal 2003, any costs associated with the closure or disposal will be recorded at fair value when the liability is incurred. Adoption of this statement is required with the beginning of fiscal year 2003.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment to FASB Statement 13, and Technical Corrections." One of the major changes of this statement is to change the accounting for the classification of gains and losses arising from the extinguishment of debt. Upon adoption of SFAS No. 145, the Company will follow APB 30, in determining whether such extinguishment of debt may be classified as extraordinary. The provisions of this statement related to the rescission of FASB Statement 5 will be applied in fiscal years beginning after May 15, 2002. The Company plans to adopt SFAS No. 145 in the beginning of fiscal 2003, which will result in gains on extinguishment of debt being presented as other income instead of as extraordinary items.

4. Bankruptcy Proceedings and Fresh Start Adjustments

On April 5, 2000, the Company and ten of its subsidiaries (collectively, the "Debtors") filed voluntary petitions with the United States Bankruptcy Court for the Northern District of Georgia for reorganization under Chapter 11 (the "Chapter 11 Cases"). In March 2001, the Debtors filed a plan of reorganization (the "Plan") for the Chapter 11 Cases. The Plan was confirmed by the bankruptcy court by its order entered on May 18, 2001. On May 31, 2001, after securing a new revolving credit facility with Fleet Capital Corporation, the Company emerged from bankruptcy.

The Plan provided for the conversion of the Company's pre-petition unsecured claims into new secured notes and common stock. The secured notes have a face value of $120 million, provide for the payment of interest of 12% twice a year at the end of March and September, and are subordinated to debt under the Company's credit facility. The notes are payable over eight years with principal repayments based on excess cash flow for the prior six month period. Any remaining unpaid principal will become due in 2009. Five million shares of new common stock, par value $0.01, were issued based on the Company's reorganization value. Under the Plan, former shareholders received no value for their interests. Consequently, all Predecessor common stock securities were cancelled.

The gain on cancellation of indebtedness aggregated $17.2 million and has been treated as an extraordinary item in the accompanying Condensed Consolidated Statements of Operations for the period ended June 2, 2001.

At December 28, 2002, $15.5 million of the new notes and approximately 652,000 shares of new common stock were not distributed to creditors whose claims were disputed. The interests of creditors whose claims were not resolved upon the Company's emergence from Chapter 11, were provided for in the Company's disputed claim reserve. In accordance with the Plan, the notes and equity are effectively held in trust for the benefit of the creditors, and will be appropriately distributed upon resolution of disputed claims. Any balance remaining in the disputed claims reserve, upon resolution of all claims, will be distributed pro rata to all creditors.

In accounting for the effects of the reorganization, the Company adopted "fresh start" accounting principles as contained in the American Institute of Certified Public Accountant's Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code SOP 90-7. SOP 90-7 was applicable because pre-reorganization shareholders received none of the Company's new common stock and the reorganization value of the assets of the Successor company was less than the total pre-petition liabilities allowed plus post-petition liabilities. SOP 90-7 also requires that any changes in accounting principles required within twelve months of fresh start accounting, must be adopted at fresh start accounting.

Fresh start accounting principles require that we determine the reorganization value of the reorganized Company. The Company's reorganization value was developed by the Company, the Official Committee of Unsecured Creditors and their respective financial advisors. The reorganization value was based on a calculation of the present value of the free cash flows under the Company's financial projections, including an assumption of a terminal value. Such projections were submitted to the bankruptcy court and to creditors for review and objection as part of the Company's disclosure statement accompanying the Plan.

In the allocation of the reorganization value, the Company's tangible and intangible assets were recorded at their assumed fair value. Intangible Value of Contractual Rights, approximating $113.6 million, was established as part of fresh start accounting and is amortized over 15 years using the straight-line method. This intangible asset represents the value of the Company's lease agreement and the business relationship developed with Wal★Mart. In accordance with SFAS 142, "Goodwill and Other Intangible Assets," this intangible is an amortizable asset because it has a finite useful life. However, the precise length of its life is not known due primarily to the Wal★Mart superstore conversions that automatically trigger extensions on the contractual life of the asset. Based on our projections, our best estimate of the useful life of this asset is 15 years. Due to the uncertainty involved in predicting the pattern of economic benefits realized from the Wal★Mart relationship, we amortize this asset using the straight-line method.

Changes to the fair value of the Company's identifiable assets totaled $114.3 million. This amount was recognized as a gain in the Predecessor's statement of operations and is detailed below (amounts in thousands):

	Increase /(Decrease)	
Inventory	$ (700)	(e)
Property, plant and equipment, net	1,942	(f)
Other assets	(586)	(g)
Intangible value of contractual rights	113,607	(h)
Total fair value adjustments	$ 114,263	

The application of fresh start accounting on the Predecessor company's June 2, 2001 balance sheet is as follows (amounts in thousands):

	Predecessor				Successor
	Before Fresh Start June 2, 2001	Extinguishment of debt	New issuance Notes/Stock	Fair value adjustments	Reorganized Balance Sheet June 2, 2001
Cash & cash equivalents	$ 11,165	$	$	$	$ 11,165
Accounts receivable	4,544				4,544
Inventory	20,566			(700)(e)	19,866
Deferred tax asset	—			7,199 (j)	7,199
Other current assets	778				778
Total current assets	37,053	—	—	6,499	43,552
Property and equipment				—	
Gross property and equipment	88,191			(60,323)	27,868
Accumulated depreciation	(62,265)			62,265	—
Property and equipment, net	25,926	—	—	1,942 (f)	27,868
Other assets and deferred costs	9,310	(7,063) (a)		(586)(g)	1,661
Deferred tax asset	385			(385)(j)	—
Intangible value of contractual rights	—			113,607 (h)	113,607
Total assets	$ 72,674	$ (7,063)	$ —	$ 121,077	$ 186,688
Liabilities not subject to compromise:					
Current Liabilities					
Accounts payable	$ 1,858	$	$	$	$ 1,858
Accrued expenses	27,619	2,300 (b)			29,919
Total current liabilities	29,477	2,300	—	—	31,777
Revolving credit facility	3,000				3,000
Senior notes	—		120,000 (d)		120,000
Other debt	—	97 (b)			97
Deferred tax liability				6,814 (j)	6,814
Liabilities subject to compromise	171,642	(171,642) (b)			
Shareholders' equity/(deficit)					
Common stock	211		50 (d)	(211)(i)	50
Additional paid-in capital	47,387		24,950 (d)	(47,387)(i)	24,950
Retained earnings/(deficit)	(174,970)	17,182 (c)		157,788 (i)	—
Cumulative translation adjustment	(4,073)			4,073 (i)	—
Total shareholders' equity/(loss)	(131,445)	17,182	25,000	114,263	25,000
Total liabilities and shareholders' equity	$ 72,674	$ (152,063)	$ 145,000	$ 121,077	$ 186,688

(a) Elimination of deferred financing costs associated with the senior notes being cancelled as part of the plan of reorganization.

(b) Elimination of pre-petition liabilities. Cash claims of $2.3 million were accrued as well as assumed capital leases totaling $97,000.

(c) Gain on extinguishment of debt is calculated as follows (amounts in thousands):

Net liabilities subject to compromise	$ 169,245
Deferred financing costs related to cancelled senior notes	(7,063)
Net liabilities extinguished	162,182
Less: Reorganized value	145,000
Gain on extinguishment of debt	$ 17,182

(d) Issuance of new senior notes, totaling $120 million, and the issuance of 5,000,000 shares of new common stock with par value of $0.01. The reorganization value was derived from a recovery analysis filed in the Bankruptcy Court in connection with the Plan. The components of the reorganized value are shown below (amounts in thousands):

Reorganized value:	
New Debt	$ 120,000
New Equity	25,000
Reorganization value	$ 145,000

(e) Reduction of inventory for a change in accounting policy related to the capitalization of certain freight costs incurred for transfers of inventory between Company locations and certain business supplies.
(f) Net increase in fixed assets is the result of fair value adjustments increasing equipment by approximately $3.4 million and decreasing certain leaseholds and furniture and fixtures by $1.5 million.
(g) Elimination of all intangibles with the exception of the California HMO licenses.
(h) Establishment of Intangible value of contractual rights to be amortized over 15 years using the straight-line method. This intangible asset represents the value of the Company's lease agreement and the business relationship developed with Wal★Mart.
(i) Elimination of Predecessor Company equity.
(j) Deferred tax effects of fair value adjustments.

5. Liabilities Subject to Compromise and Reorganization Expense/(Gain)

As part of fresh start accounting, liabilities subject to compromise in the amount of $169 million were exchanged for new notes and common stock as part of the discharge of debt in the bankruptcy. These liabilities are identified below (amounts in thousands):

	(Predecessor) June 2, 2001
Accounts payable	$ 27,830
Accrued expenses and provision for rejected contracts	2,359(a)
Senior notes net of discount, including accrued interest	131,356
Other long-term debt and capital lease obligations	7,700(b)
	$169,245

(a) This amount is net of an accrual for claims to be paid in cash of approximately $2.3 million.
(b) This amount is net of $97,000 worth of capital leases assumed to continue after emergence from bankruptcy.

In accordance with SOP 90-7, the Predecessor Company recorded all transactions incurred as a result of the Chapter 11 Cases as reorganization items. The table below summarizes these items (amounts in thousands):

	(Predecessor) Five Months Ended June 2, 2001	(Predecessor) Twelve Months Ended December 30, 2000
Fresh start adjustments	$ (114,263)	$ —
Impairment of goodwill	—	100,805
Impairment of fixed assets	33	12,000
Provision for rejected leases	1,592	1,920
Loss on sale of freestanding division	3,645	—
Other store closing costs	532	670
Professional fees	2,008	3,421
Retention plan	3,231	2,173
Interest income	(127)	(144)
Letter of credit reserve on DIP Facility	197	—
Other reorganization items	637	694
Total reorganization (gain)/expense	$ (102,515)	$ 121,539

The following represents activity in the reorganization provisions during 2002. This amount includes an estimate for disputed claims that are expected to be paid in cash (amounts in thousands):

	Balance at December 29, 2001	Charged to Expense	Paid	Other adjustments	Balance at December 28, 2002
Reorganization items	$1,225	$ —	$605	$372	$248

The ending accrual for reorganization items consists primarily of amounts accrued for disputed claims to be paid in cash.

6. Wal★Mart Master License Agreement and Other Agreements

Wal★Mart Agreement

At December 28, 2002, the Company operated 399 vision centers in domestic Wal★Mart stores, all of which operate pursuant to a master license agreement. These units generated approximately 87% of our revenue in 2002 and represent the most profitable of the Company's host retail operations measured as a percent of sales. In 1994, the Company and Wal★Mart replaced their original agreement with a new master license agreement (the Wal★Mart Agreement), which increased minimum and percentage license fees payable by the Company and also granted the Company the opportunity to operate up to 400 vision centers in existing and future Wal★Mart stores. The Company opened its 400th vision center pursuant to the agreement in 2001. Each vision center covered by the Wal★Mart agreement has a separate license. Pursuant to the Wal★Mart agreement, the term of each such license is nine years with a renewable option for one additional three-year term. Percentage license fees remain the same over the nine-year base term and three-year option term, whereas minimum license fees increase during the three-year option term. The Wal★Mart license agreement is subject to certain customary provisions, including a minimum tangible net worth (as defined) calculation. Management believes that it is in compliance with this provision at December 28, 2002.

Mexico Agreement

In 1994, the Company opened eight vision centers in stores owned and operated by Wal★Mart de Mexico, S.A. de C.V. (Wal★Mart de Mexico). In 1995, the Company completed the negotiation of a master license agreement governing these vision centers. Pursuant to this agreement, each vision center has an individual base term of five years from the date of opening, followed by two options (each for two years), and one option for one year. Each party has the right to terminate a location which fails to meet specified sales levels. The agreement provides for annual fees based on a minimum and percentage of sales. The agreement also gives the Company a right of first refusal to open vision centers in all stores in Mexico owned by Wal★Mart de Mexico. As of December 28, 2002, the Company operated 37 vision centers in Wal★Mart de Mexico stores.

Fred Meyer Agreement

The Company operates 58 leased vision centers in stores owned by Fred Meyer, 55 of which operate pursuant to a master license agreement. The agreement provides for minimum and percentage rent and other customary terms and conditions. The term of the agreement is for five years (expiring December 31, 2003), with a five-year option exercisable by the Company.

7. Inventory

The Company classifies inventory as finished goods if such inventory is readily available for sale to customers without assembly or value added processing. Finished goods include contact lenses, over the counter sunglasses and accessories. The Company classifies inventory as raw materials if such inventory requires assembly or value added processing. This would include grinding a lens blank, cutting the lens in accordance with a prescription from an optometrist, and fitting the lens in a frame. Frames and uncut lens are considered raw materials. A majority of the Company's sales represent custom orders; consequently, the majority of the Company's inventory is classified as raw materials.

Inventory balances, by classification, are summarized as follows (amounts in thousands):

	2002	2001
Raw materials	$ 10,024	$ 12,262
Finished goods	7,344	5,868
Supplies	560	491
	$ 17,928	$ 18,621

8. Long-Term Debt

Exit Facility

In May 2001, the Company's secured revolving credit facility with Foothill Capital expired and was replaced with a senior secured revolving credit facility (the "Exit Facility") from Fleet Capital Corporation. The Exit Facility has a term of three years, bears interest at the prime rate plus 0.75% per annum or at LIBOR plus 3.0%, and provides availability of $10 million, subject to borrowing base limitations and letter of credit requirements. The Exit Facility contains various restrictive covenants and requires the Company to maintain minimum EBITDA standards (as defined) and a minimum fixed charge coverage ratio (as defined) of 1.0 to 1.0. The Company paid $275,000 in commitment fees related to the Exit Facility in 2001. At December 28, 2002, the Company had no outstanding borrowings under the Exit Facility and $1.7 million of unused availability.

Senior Subordinated Notes

As part of the Company's Plan of Reorganization, the Predecessor Company's $125 million unsecured notes were converted into new Successor Company secured notes and common stock. The Successor Company notes have a face value of $120 million, provide for the payment of interest of 12% twice a year at the end of March and September, and are subordinated to debt under the Company's credit facility. These notes are due in 2009; however, principal repayments ("Excess Cash Repayments") are required based on excess cash flow (as defined) for the prior six month period, adjusted for existing cash balances, and measured at the end of June and December, beginning with December 2001. The principal repayments are to be made by the end of the second month subsequent to the measurement date. For the six months ended December 28, 2002, the Company made an Excess Cash Repayment of approximately $2.9 million on February 28, 2003 to bondholders of record on February 13, 2003. This amount is classified as current at December 28, 2002. As future excess cash is contingent upon future cash flows, the only portion reflected as a current liability is the repayment that is based on financial results reported herein.

Subsequent to the issuance of the Company's 2001 financial statements, the Company's management determined that certain revisions to the 2001 financial statements were required. All 2001 information herein reflects the restated amounts. An effect of the restatement was to adjust the calculation of working capital under the indenture for purposes of determining the excess cash flow payment for the cumulative period from June 2, 2001 through December 28, 2002. The effect of this adjustment was to increase the cumulative payments of excess cash flow during this same period, by approximately $950,000. Our indenture expressly provides that, in the event of a restatement which affects a previously made excess cash flow payment, the next payment of excess cash flow otherwise due is appropriately adjusted so that the under or over payment is corrected. The Company accordingly expects that, subject to the minimum cash requirements and other provisions of the indenture, it will increase its next cash flow payment by approximately $950,000. The Company can provide no assurances that such a payment will in fact be made.

Long-Term Debt Balances

Long-term debt obligations at December 28, 2002 and December 29, 2001 consisted of the following (amounts in thousands):

	2002	2001
12% Senior Subordinated Notes due 2009	$ 109,706	$ 120,000
Less current portion	3,824	1,597
Total long-term debt	$ 105,882	$ 118,403

The Company is party to letters of credit totaling $4.4 million and $3.5 million at December 28, 2002 and December 29, 2001, respectively. Virtually no claims have historically been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required.

See Note 2 to Consolidated Financial Statements for the fair value estimate of the long-term debt at December 28, 2002.

9. Extraordinary Item

During 2002, the Company repurchased notes with a face value of approximately $4.5 million for $3.0 million in cash, which included accrued interest of approximately $106,000. These transactions resulted in an extraordinary, non-cash gain of approximately $1.6 million.

In 2001, as part of the Company's emergence from bankruptcy, the Predecessor Company recognized an extraordinary gain of $17.2 million related to the extinguishment of debt recorded in fresh start accounting. The gain was calculated as follows (amounts in thousands):

Net liabilities subject to compromise	$ 169,245
Deferred financing costs related to cancelled senior notes	(7,063)
Net liabilities extinguished	162,182
Less: Reorganized value	145,000
Gain on extinguishment of debt	$ 17,182

In 2000, the Company recorded an extraordinary loss of $827,000 as a result of refinancing the Company's Foothill Credit Facility. This refinancing necessitated the write-off of capitalized costs associated with the previous facility. Because of the Company's decision to fully reserve for the Company's 2001 tax benefit, there is no tax effect on the 2001 extraordinary item. Also, the Company determined that no tax expense would result from the 2002 extraordinary item, and therefore no tax effect was recorded on the 2002 extraordinary item.

10. Commitments and Contingencies

Senior Subordinated Notes

Under the indenture governing the Company's senior notes, the Company can engage in businesses that are "the same, similar or reasonably related to" the businesses engaged in by the Company as of the date the Company emerged from bankruptcy. In the fourth quarter of 2002, certain holders of the Company's senior notes (who also own a significant percentage of the Company's common stock) notified the Company that on the basis of this limitation in the indenture, they objected to the Company's engaging in lines of business outside of retail vision centers. The Company has engaged in discussions with these holders and believes that, to date, it has complied with the provisions of the indenture. It is possible, however, that the indenture could prohibit the Company from engaging in business opportunities it is exploring or may explore in the future. These same holders have also objected to the Company's repurchase of senior notes.

In May 2003, the Company received a letter from the trustee under the indenture governing its senior subordinated notes, stating that the Company was in default for failing to timely file its Form 10-K for fiscal 2002, and that the Company had 30 days to cure the alleged default. On June 2, 2003, the Company received a letter from the trustee, revoking the previous letter. In addition, the filing of the Form 10-K on June 4, 2003 took place within the 30-day cure period.

Stock Exchange Matters

The Company received a letter from AMEX concerning its failure to timely file its reports under the securities laws, including the Form 10-K for 2002. The letter states that, if the Company is not current in its filings by June 10, 2003, the exchange may seek to delist or halt trading in the Company's securities. The Company's Form 10-Q for the first quarter of 2003 has not been filed. Although the Company intends to file this Form 10-Q in the near term, there can be no assurance that it will be filed by June 10, 2003 and that AMEX will not seek to delist or halt trading in the Company's securities.

Non-cancellable Operating Lease and License Agreements

As of December 28, 2002, the Company is a lessee for certain equipment under non-cancellable operating lease agreements which expire at various dates through 2005. Additionally, the Company is required to pay minimum and percentage license fees pursuant to certain commercial leases and pursuant to its agreements with its host store companies.

Our headquarters in Lawrenceville, Georgia is located in a 66,000 square foot building that includes a distribution center and lens laboratory. The building is leased through January 2009. The Company paid approximately $215,000 annually in rental fees in 2002, 2001 and 2000.

In connection with its acquisition of Midwest Vision, Inc., the Company entered into a ten-year lease for administrative headquarters and an optical laboratory located in St. Cloud, Minnesota. The facility is leased from the former owner of Midwest Vision. Lease expense on the headquarters and laboratory is approximately $6,667 monthly.

Aggregate future minimum payments under the license and lease arrangements are as follows (amounts in thousands):

Fiscal Year	Operating Leases
2003	$ 27,328
2004	20,900
2005	13,301
2006	7,406
2007	4,595
Thereafter	7,414
Total minimum lease payments	$ 80,944

Total rental expenses related to cancellable and non-cancellable operating leases were approximately $33.4 million, $17.8 million, $16.5 million, and $41.0 million for the year ended December 28, 2002, the seven months ended December 29, 2001, the five months ended June 2, 2001, and the year ended December 30, 2000, respectively. Total rental expense includes contingent rental expense of approximately $6.9 million, $7.5 million and $7.9 million in fiscal 2002, 2001 and 2000, respectively.

LEGAL PROCEEDINGS

On May 20, 2002, an entity called Consumer Cause, Inc. filed a complaint against the Company in the Superior Court for Los Angeles County (Case No. BC 274257). A first amended complaint was filed on September 4, 2002. The complaint alleges that the Company's operations in California violate certain provisions of California law governing arrangements between opticians and optometrists. The complaint seeks attorney fees and an injunction prohibiting the Company from continuing the alleged violations. The complaint largely duplicates portions of a complaint filed by the California attorney general against one of the competitors of the Company. The case was dismissed on January 23, 2003; the plaintiff has filed an appeal.

The Company is involved in certain other litigation and claims arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

11. INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. The components of the net deferred tax assets are as follows (amounts in thousands):

	December 28, 2002	December 29, 2001
Total deferred tax assets	$ 41,077	$ 43,139
Total deferred tax liabilities	(38,383)	(41,617)
Valuation allowance	(2,694)	(1,137)
Net deferred tax asset	$ —	$ 385

The sources of the difference between the financial accounting and tax basis of the Company's liabilities and assets which give rise to the deferred tax liabilities and deferred tax assets and the tax effects of each are as follows (amounts in thousands):

	December 28, 2002		December 29, 2001	
	Current	Noncurrent	Current	Noncurrent
Depreciation	$ —	$ 2,170	$ —	$ 281
Accrued expenses and reserves	3,054	71	4,396	83
Inventory	612		419	
Net operating loss carry-forwards		32,997		34,142
Intangible value of contract rights		(38,365)		(41,514)
Alternative minimum tax		59		1,382
Other	3	2,093	3	2,330
Valuation allowance	(2,694)		(1,137)	
Deferred tax asset/(liability)	$ 975	$ (975)	$ 3,681	$ (3,296)

The tax expense differs from the amounts resulting from multiplying income before income taxes by the statutory federal income tax rate for the following reasons (amounts in thousands):

	Successor		Predecessor	
	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
Federal income tax/(benefit) provision at statutory rate	$ (2,357)	$ (2,051)	$39,663	$ (46,148)
State income taxes, net of federal income tax benefit	(186)	(176)	3,400	(3,393)
Loss on disposed subsidiaries	—	—	(26,912)	—
Professional Fees	—	344	573	—
Change in valuation allowance for U.S. federal and state taxes	1,557	1,137	(17,335)	8,782
Nondeductible goodwill	—	—	—	38,640
Other, net	986	746	611	2,119
	$ —	$ —	$ —	$ —

At December 28, 2002, the Company had U.S. regular tax net operating loss ("NOL") carry-forwards of approximately $87 million that can reduce future federal income taxes. If not utilized, these carry-forwards will expire beginning in 2009. Utilization of the Company's net operating loss carry-forwards of $87 million at December 28, 2002, could be substantially limited in the event of a greater than 50% change in stock ownership of the Company. The limitation would be based on the stock value and the Federal Exempt Tax Rate on the date of ownership change. These limitations could create a cap on the amount of the NOLs that would be deductible each year going forward until the amount is depleted or the time limitation on the NOLs expires.

During the years ended December 28, 2002 and December 29, 2001, the Company recorded a valuation allowance of approximately $2.7 million and $1.1 million, respectively, representing the excess of deferred tax assets over deferred tax liabilities. This valuation allowance was recorded due to the uncertainty of the realizability of the net operating losses and certain other deferred tax assets.

In Mexico, the location of the Company's foreign operations, the Company pays the greater of its income tax or an asset tax. Because the Company has operating losses in Mexico, the Company pays no income tax, but is subject to the asset tax. Therefore, no provision for income taxes has been made on the Company's books for its operations in Mexico.

12. Earnings Per Common Share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed as basic earnings per common share, adjusted for the effect of all potential common stock equivalent shares. The computation for basic and diluted earnings per share are summarized as follows (amounts in thousands except per share information):

	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
Earnings/(loss) before extraordinary items and cumulative effect	$ (7,770)	$ (5,860)	$ 96,141	$ (135,675)
Extraordinary gain/(loss), net	1,566	—	17,182	(827)
Cumulative effect, net	—	—	—	(3,378)
Net earnings/(loss)	$ (6,204)	$ (5,860)	$ 113,323	$ (139,880)
Weighted shares outstanding	5,084	5,000	21,169	21,169
Less: Unvested restricted stock	(84)	—	—	—
	5,000	5,000	21,169	21,169
Basic earnings/(loss) per share:				
Earnings/(loss) before extraordinary items and cumulative effect	$ (1.55)	$ (1.17)	$ 4.54	$ (6.41)
Extraordinary gain/(loss)	0.31	—	0.81	(0.04)
Loss from cumulative effect	—	—	—	(0.16)
Net earnings/(loss) per basic share	$ (1.24)	$ (1.17)	$ 5.35	$ (6.61)
Weighted shares outstanding	5,084	5,000	21,169	21,169
Less: Unvested restricted stock	(84)	—	—	—
	5,000	5,000	21,169	21,169
Impact of dilutive options held by employees(1)	436	62	—	—
Aggregate shares outstanding	5,436	5,062	21,169	21,169
Diluted earnings/(loss) per share:				
Earnings/(loss) before extraordinary items and cumulative effect	$ (1.55)	$ (1.17)	$ 4.54	$ (6.41)
Extraordinary gain/(loss)	0.31	—	0.81	(0.04)
Loss from cumulative effect	—	—	—	(0.16)
Net earnings/(loss) per diluted share	$ (1.24)	$ (1.17)	$ 5.35	$ (6.61)

(1) Outstanding options with an exercise price below the average price of the Company's common stock have been presented as common stock equivalents in the previous table. However, due to the Company's net losses in the seven months ended December 29, 2001, fiscal 2000 and fiscal 2002, these options have been excluded from the computation of diluted earnings per common share, due to their anti-dilutive effect. Although the Company reported net earnings for the five months ended June 2, 2001, there were no outstanding options with an exercise price below the average price of the Company's common stock during this period.

Outstanding options with an exercise price below the average price of the Company's common stock have been excluded from the computation of diluted earnings per common share, in all periods presented due to their anti-dilutive effect.

13. Supplemental Disclosure Information

Supplemental disclosure information is as follows (amounts in thousands):

(i) Supplemental Cash Flow Information

	Successor		Predecessor	
	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
Cash paid for/(received)				
Interest	$ 14,257	$4,906	$ 860	$2,729
Income taxes	$ (1,243)	$ 433	$ 167	$ —

(ii) Supplemental Balance Sheet Information

Significant components of accrued expenses and other current liabilities are summarized as follows:

	Balance at December 28, 2002	Balance at December 29, 2001
Accrued employee compensation and benefits	$ 5,736	$ 6,452
Accrued rent expense	$ 5,914	$ 4,714
Accrued capital expenditures	$ 442	$ 584
Customer deposit liability	$ 2,158	$ 2,491
Accrued interest	$ 3,297	$ 3,691

(iii) Supplemental Income Statement Information

The components of interest expense, net, are summarized as follows:

	Successor		Predecessor	
	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
Interest expense on debt and capital leases	$ 13,941	$8,476	$ 805	$6,902
Finance fees and amortization of deferred financing costs	299	139	349	881
Interest income	(141)	(156)	—	—
Other(1)	(470)	(70)	(4)	(60)
	$ 13,629	$8,389	$1,150	$7,723

(1) In the fourth quarter of 2002, the Company received approximately $300,000 in the form of cash and equipment as settlement of certain amounts due the Company from the sale of its freestanding business, which had closed in 2001. The gain was reflected in the fourth quarter of 2002 and is presented below operating income as a component of interest expense, net.

Contractual interest expense for the five months ended June 2, 2001 and for the year ended December 30, 2000 was $8.1 million and $20.7 million, respectively.

14. Shareholders' Equity

Employee Stock Options and Incentive Award Plan

In 1996, the Company adopted the restated Stock Option and Incentive Award Plan (the Plan) pursuant to which incentive stock options qualifying under Section 422A of the Internal Revenue Code and nonqualified stock options may be granted to key employees. The Plan also provides for the issuance of other equity awards, such as awards of restricted stock. The Plan replaced and restated all the Company's prior employee stock option plans. The Plan is administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee has the authority to determine the persons receiving options, option prices, dates of grants and vesting periods, although no option may have a term exceeding ten years. All options outstanding at the Company's emergence from bankruptcy in 2001 were cancelled. The Plan was amended in 1999 to increase the number of shares under the Plan from 3,350,000 to 4,350,000. In October 2001, the Committee reduced the number of shares available under the Plan to 720,000 and granted stock options and performance stock grants to key managers. After giving effect to outstanding awards, there were, at December 28, 2002, 180,550 remaining unissued shares under the Plan.

In 2001, the Compensation Committee granted to employees 288,750 options to purchase shares of the Company's common stock at the stated market value on the date of grant. These options vest 100% at the end of seven years. Vesting, however, can be accelerated if the Company achieves certain financial goals prior to the end of the seven-year period. Unexercised options expire ten years from the date of grant.

In 2002, the Compensation Committee granted to employees 183,600 options to purchase shares of the Company's common stock at the stated market value on the date of grant. The options vest in one-third increments on the first three anniversaries of the date of grant, subject to continued employment. Unexercised options expire ten years from the date of grant.

In April 2002, the Compensation Committee issued 84,400 shares of restricted stock under the Plan to the Company's President and Chief Operating Officer. The shares vest in one-third increments on the first anniversary of the date of grant, subject to continued employment. Unamortized deferred compensation expense with respect to the restricted stock amounted to approximately $124,000 at December 28, 2002 and is being amortized over the three-year vesting period. Compensation expense related to the issuance of restricted stock aggregated $33,000 in 2002.

Directors' Stock Option Plan

In April 1997, the Company adopted the Restated Non-Employee Director Stock Option Plan (the Directors' Plan), pursuant to which stock options for up to 500,000 shares of Common Stock may be granted to non-employee directors. The Directors' Plan replaced and restated the Company's prior non-employee director stock option plan. All options outstanding at the Company's emergence from bankruptcy were cancelled. In October 2001, the Committee reduced the number of shares under the Directors' Plan to 180,000 and made a one-time grant to eligible non-employee directors of options to purchase 15,000 shares. Non-employee directors also receive automatic grants of options to purchase 10,000 shares as of the date of each annual meeting of shareholders. Each grant is at an exercise price equal to the market value on the date of grant. Under the option grant, 50% of the shares vest on the second anniversary of the grant date, 25% on the third anniversary and 25% on the fourth anniversary. All option grants are exercisable for a ten-year period. In 2002 and 2001, the Compensation Committee granted to directors 40,000 and 60,000 options, respectively, to purchase shares of the Company's common stock. The remaining shares available for grant under the Directors' Plan totaled 95,000 at December 28, 2002.

ALL STOCK OPTION PLANS

In 2002, 2001 and 2000, all exercise prices represent the estimated fair value of the Common Stock on the date of grant as determined by the Board of Directors. Stock option transactions during the three years ended December 28, 2002 were as follows:

	Successor		Predecessor	
	Year Ended December 28, 2002	Seven Months Ended December 29, 2001	Five Months Ended June 2, 2001	Year Ended December 30, 2000
Options outstanding beginning of period	348,750	—	2,739,642	2,615,421
Options granted	223,600	348,750	—	431,200
Options exercised	—	—	—	—
Options cancelled	(32,900)	—	(2,739,642)	(306,979)
Options outstanding end of period	539,450	348,750	—	2,739,642
Options exercisable end of period	—	—	—	1,245,105
Weighted average option prices per share:				
Granted	$ 0.830	$ 0.400	—	$ 1.989
Exercised	—	—	—	—
Cancelled	$ 0.400	—	$ 4.409	$ 4.611
Outstanding at year end	$ 0.580	$ 0.400	—	$ 4.409
Options exercisable end of period	—	—	—	$ 4.570

The following table shows the options outstanding and the options exercisable with pertinent data related to each at December 28, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.40 - $0.40	315,850	6.25	$ 0.40	0	$0.00
$0.55 - $0.55	9,000	9.82	$ 0.55	0	$0.00
$0.75 - $0.75	165,600	9.29	$ 0.75	0	$0.00
$1.00 - $1.18	49,000	9.45	$ 1.15	0	$0.00
$0.40 - $1.18	539,450	7.54	$ 0.58	0	$0.00

PREFERRED STOCK

The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $1 per share, with such terms, characteristics and designations as may be determined by the Board of Directors. No such shares are issued and outstanding.

SHAREHOLDER RIGHTS PLAN

In January of 1997, the Company's Board of Directors approved a Shareholders Rights Plan (the Rights Plan). The Rights Plan provides for the distribution of one Right for each outstanding share of the Company's Common Stock held of record as of the close of business on January 27, 1997 or that thereafter becomes outstanding prior to the earlier of the final expiration date of the Rights or the first date upon which the Rights become exercisable. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share, at a price of $40.00 (the Purchase Price), subject to adjustment. The Rights are not exercisable until ten calendar days after a person or group (an Acquiring Person) buys or announces a tender offer for 15% or more of the Company's Common Stock, or if any person or group has acquired such an interest, the acquisition by that person or group of an additional 2% of the Company's Common Stock. In the event the Rights become exercisable, then each Right will entitle the holder to receive that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value equal to the Purchase Price. If, after any person has become an Acquiring Person (other than through a tender offer approved by qualifying members of the Board of Directors), the Company is involved in a merger or other business combination where the Company is not the surviving corporation, or the Company sells 50% or more of its assets, operating income, or cash flow, then each Right will entitle the holder to purchase, for

the Purchase Price, that number of shares of common or other capital stock of the acquiring entity which at the time of such transaction have a market value of twice the Purchase Price. The Rights will expire on January 26, 2007, unless extended, unless the Rights are earlier exchanged, or unless the Rights are earlier redeemed by the Company in whole, but not in part, at a price of $0.001 per Right. In February 1998, the Company's Board of Directors amended the Rights Plan effective March 1, 1998 to provide that Rights under this plan can be redeemed and certain amendments to this plan can be effected only with the approval of the Continuing Directors, which are defined in the Rights Plan as the current directors and any future directors that are approved or recommended by Continuing Directors.

In 2000, the Company cancelled 10,000 shares of the Predecessor Company's Common Stock.

15. Selected Quarterly Financial Data (Unaudited)

Selected quarterly data for the Company for the fiscal years ended December 28, 2002 and December 29, 2001 is as follows: (amounts in thousands except per share information)

	Successor			
Fiscal 2002	Quarter Ended March 30	Quarter Ended June 29	Quarter Ended September 28	Quarter Ended December 28
Retail sales, net	$ 61,873	$ 61,235	$ 61,075	$ 60,677
Premium revenue	—	700	670	790
Net sales	61,873	61,935	61,745	61,467
Cost of goods sold	26,980	27,680	27,387	30,399
Gross profit	34,893	34,255	34,358	31,068
Selling, general & administrative expense	32,733	32,247	32,119	31,616
Operating income	2,160	2,008	2,239	(549)
Interest expense, net	3,580	3,564	3,539	2,945
Loss before taxes and extraordinary item	(1,420)	(1,556)	(1,300)	(3,494)
Income tax benefit	—	—	—	—
Net loss before extraordinary item and	(1,420)	(1,556)	(1,300)	(3,494)
Extraordinary gain, net (See Note 9)	—	—	547	1,019
Net loss	$ (1,420)	$ (1,556)	$ (753)	$ (2,475)
Basic and diluted loss per share:				
Loss before extraordinary item	$ (0.28)	$ (0.31)	$ (0.26)	$ (0.70)
Extraordinary item, net	0.00	0.00	0.11	0.20
Net loss per basic and diluted share	$ (0.28)	$ (0.31)	$ (0.15)	$ (0.50)
Supplemental information:				
Capital expenditures	$ 796	$ 1,357	$ 825	$ 2,231
Depreciation and amortization	$ 4,953	$ 4,868	$ 4,791	$ 4,387

	Predecessor		Successor		
Fiscal 2001	Quarter Ended March 31	Two Months Ended June 2	One Month Ended June 30	Quarter Ended September 29	Quarter Ended December 29
Net sales	$ 74,735	$ 45,822	$ 18,606	$ 59,741	$ 57,196
Cost of goods sold	34,525	22,879	8,295	26,097	27,096
Gross profit	40,210	22,943	10,311	33,644	30,100
Selling, general & administrative expense	39,071	29,306	9,938	31,440	30,148
Operating income/(loss)	1,139	(6,363)	373	2,204	(48)
Interest expense, net	739	411	1,109	3,673	3,607
Earnings/(loss) before reorganization items and taxes	400	(6,774)	(736)	(1,469)	(3,655)
Reorganization expense/(gain)	1,789	(104,304)	—	—	—
Earnings/(loss) before taxes and extraordinary gain	(1,389)	97,530	(736)	(1,469)	(3,655)
Income tax expense	—	—	—	—	—
Earnings/(loss) before extraordinary gain	(1,389)	97,530	(736)	(1,469)	(3,655)
Extraordinary gain, net	—	17,182	—	—	—
Net earnings/(loss)	$ (1,389)	$ 114,712	$ (736)	$ (1,469)	(3,655)
Basic and diluted earnings/(loss) per share:					
Earnings/(loss) before extraordinary gain	$ (0.07)	$ 4.61	$ (0.15)	$ (0.29)	$ (0.73)
Gain from extraordinary item	—	0.81	—	—	—
Net earnings/(loss) per basic and diluted share	$ (0.07)	$ 5.42	$ (0.15)	$ (0.29)	$ (0.73)
Supplemental information:					
Capital expenditures	$ 1,259	$ 825	$ 335	$ 970	$ 1,445
Depreciation and amortization	$ 2,867	$ 1,941	$ 1,536	$ 4,979	$ 4,910

16. Related Party Transactions

In 2002, 2001 and 2000, the Company made rent payments of approximately $80,000 per year for the St. Cloud laboratory/distribution facility, which is owned by Myrel Neumann, a former director of the Company. In 2002, the Company received approximately $300,000 in rent payments from Dr. Marc Nelson, a current director of the Company, for leased office space in ten of the Company's vision centers in Wal★Mart. The Company paid insurance premiums of approximately $443,000 in 2000 for insurance policies purchased through an agency in which J. Smith Lanier, II, a director of the Predecessor Company during 2000, has a substantial ownership interest.

17. Subsequent Events

In the first quarter of 2003, the Company has closed thirteen of its domestic Wal★Mart stores pursuant to its master license agreement. These stores represented net sales of $8.3 million in 2002.

Independent Auditors' Report

Board of Directors and Shareholders
National Vision, Inc.
Lawrenceville, Georgia

We have audited the accompanying consolidated balance sheets of National Vision, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001 (Successor Company balance sheets) and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 28, 2002 (Successor Company operations), the seven months ended December 29, 2001 (Successor Company operations), and the five months ended June 2, 2001 (Predecessor Company operations). Our audits also included 2002 and 2001 financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2002 and 2001 financial statements and 2002 and 2001 financial statement schedules based on our audits. The financial statements and financial statement schedule as of December 30, 2000 (Predecessor Company balance sheet) and for the one-year period then ended (Predecessor Company operations) were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements (which included an explanatory paragraph for the Predecessor Company's emergence from Chapter 11 bankruptcy and adoption of fresh start accounting in accordance with AICPA Statement of Position 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code") and stated that such 2000 financial statement schedule, when considered in relation to the 2000 basic financial statements taken as a whole, presented fairly, in all material respects, the information set forth therein, in their report dated February 25, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of National Vision, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for the year ended December 28, 2002 and the period from June 3, 2001 to December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the Predecessor Company's results of their operations and their cash flows for the period December 31, 2000 to June 2, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Atlanta, Georgia
May 29, 2003

The following is a copy of the previously issued report of Arthur Andersen LLP, which has ceased operations and which report has not been reissued in connection with this Annual Report, on the consolidated balance sheets of National Vision, Inc. and subsidiaries at December 29, 2001 and December 30, 2000 and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the seven months ended December 29, 2001 (successor company), the five months ended June 2, 2001 (predecessor company), and for the years ended December 30, 2000 and January 1, 2000 (predecessor company). Arthur Andersen LLP reported on such financial statements prior to the restatement on the 2001 financial statements.

Report of Independent Public Accountants

To National Vision, Inc. and Subsidiaries:

We have audited the accompanying balance sheets of NATIONAL VISION, INC. (a Georgia corporation) AND SUBSIDIARIES as of December 29, 2001 (Successor Company) and Vista Eyecare, Inc. as of December 30, 2000 (Predecessor Company) and the related consolidated statements of operations, shareholders' equity/(deficit) and cash flows for the seven months ended December 29, 2001 (Successor Company), the five months ended June 2, 2001 (Predecessor Company), and for the years ended December 30, 2000 and January 1, 2000 (Predecessor Company). These financial statements and schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4, effective May 31, 2001, the Company was reorganized under a plan confirmed by the United States Bankruptcy Court for the Northern District of Georgia and adopted a new basis of accounting whereby all remaining assets and liabilities were adjusted to their estimated fair values. Accordingly, the consolidated financial statements for periods subsequent to the reorganization are not comparable to the consolidated financial statements presented for prior periods.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Vision, Inc. and subsidiaries as of December 29, 2001 and of Vista Eyecare, Inc. and subsidiaries as of December 30, 2000, and the results of their operations and their cash flows for the seven months ended December 29, 2001, the five months ended June 2, 2001, and for the years ended December 30, 2000 and January 1, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts listed in the index to consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 25, 2002

Directors and Officers

BOARD OF DIRECTORS

Peter T. Socha
Chairman of the Board

B. Robert Floum
Director

James W. Krause
Director

Marc B. Nelson, O.D.
Director

Jeffrey A. Snow
Director

EXECUTIVE OFFICERS

Reade Fahs
President and Chief Executive Officer

Eduardo A. Egusquiza
Senior Vice President, Information Technology

Mitchell Goodman
Senior Vice President, General Counsel and Secretary

Paul L. Gross
Senior Vice President, Marketing, Frames Merchandising, and New Ventures

Angus C. Morrison
Senior Vice President, Chief Financial Officer

Timothy W. Ranney
Vice President, Corporate Controller

J. Bruce Steffey
Senior Vice President, Retail Operations

Robert W. Stein
Senior Vice President, Human Resources and Professional Services

Shareholder Information

CORPORATE OFFICES

National Vision, Inc.
296 Grayson Highway
Lawrenceville, GA 30045
770/822-3600
www.nationalvision.com

TRANSFER AGENT AND REGISTRAR

Wachovia Bank
1525 West W. T. Harris Boulevard
Charlotte, NC 28288

LEGAL COUNSEL

Kilpatrick Stockton LLP
1100 Peachtree Street, N.E.
Atlanta, GA 30309

INDEPENDENT AUDITORS

Deloitte & Touche LLP
191 Peachtree Street, N.E.
Atlanta, GA 30303

ANNUAL MEETING

The Annual Meeting of Shareholders of National Vision, Inc., a Georgia corporation, will be held at the Company's offices at 296 Grayson Highway, Lawrenceville, Georgia, on August 21, 2003, at 11:00 a.m.

Form 10-K

The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained by any shareholder without charge upon written request to National Vision, Inc., 296 Grayson Highway, Lawrenceville, GA 30045, Attn: Investor Relations.

Market For Common Stock

On May 31, 2001, the Company's Plan of Reorganization became effective, resulting in the cancellation of 21,169,103 shares of Common Stock and the issuance of 5,000,000 shares of Common Stock, par value $0.01, to the Company's creditors.

The Company's Common Stock was traded on the NASDAQ Small Cap Market under the symbol "VSTA" from October 1999 until May 17, 2000, when it began trading on the OTC Bulletin Board. Upon issuance of Common Stock after emergence from bankruptcy, the Company's Common Stock was listed on the American Stock Exchange in August of 2001 under the symbol "NVI". The following table sets forth for the periods indicated the high and low prices of the Company's Common Stock in the various market systems as noted above.

Pre-emergence

	Quarter Ended	High	Low
Fiscal 2001	March 31, 2001	$ 0.200	$ 0.030
	June 2, 2001	$ 0.040	$ 0.020

Post-emergence

	Quarter Ended	High	Low
Fiscal 2001	September 29, 2001	$ 5.000	$ 0.900
	December 29, 2001	$ 1.050	$ 0.350
Fiscal 2002	March 30, 2002	$ 1.44	$ 0.65
	June 29, 2002	$ 1.18	$ 0.65
	September 28, 2002	$ 1.20	$ 0.70
	December 28, 2002	$ 0.75	$ 0.25

As of December 28, 2002, there were approximately 450 holders of record of the Company's Common Stock.

The Company's plan of reorganization in the Chapter 11 Cases provides that, as claims of creditors are resolved, the Company will make periodic distributions of its new common stock and notes. As of March 7, 2003, the Company has made 10 such distributions, for a total of 4,387,000 shares of new common stock and $105.5 million face amount of new notes. The balance of 613,000 shares of new common stock and $14.5 million face amount of new notes are part of a disputed claim reserve maintained by third-party trustees and will be distributed as and when disputed claims are resolved. Such distributions could have an adverse impact on any trading price for the Company's securities.



296 Grayson Highw
Lawrenceville, GA 300
www.nationalvision.co